                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                  FORM 20-F/A-2


[ X ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
                                       OR

[    ]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
                                       OR

[    ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

                         Commission File No. 001-14835

                          BID.COM INTERNATIONAL INC.
            (Exact name of Registrant as specified in its charter)

                                Not Applicable
                (Translation of Registrant's name into English)

                                ONTARIO, CANADA
                (Jurisdiction of incorporation or organization)

                         6725 Airport Road, Suite 201
                         Mississauga, Ontario L4V 1V2
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                     None


Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 Common Shares


Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.

                                     None

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.


                 48,125,396 Common Shares as of March 23, 1999


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934
      during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes_____ No  X
                                            ------
   Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17  X     Item 18 ______
                                   -----

                               TABLE OF CONTENTS

EXCHANGE RATES..................................................................................1

FORWARD LOOKING STATEMENTS......................................................................1

PART I..........................................................................................2
   ITEM 1 - DESCRIPTION OF BUSINESS.............................................................2
                 RISK FACTORS..................................................................17
   ITEM 2 - DESCRIPTION OF PROPERTY............................................................28
   ITEM 3 - LEGAL PROCEEDINGS..................................................................29
   ITEM 4 - CONTROL OF REGISTRANT..............................................................29
   ITEM 5 - NATURE OF TRADING MARKET...........................................................30
   ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.................31
   ITEM 7 - TAXATION...........................................................................32
   ITEM 8 - SELECTED FINANCIAL DATA............................................................36
   ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS................................................40
   ITEM 9A - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK...........................
   ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT..............................................48
   ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS............................................50
   ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES....................52
   ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS....................................54

PART II........................................................................................56

   ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED........................................56

PART III.......................................................................................57

   ITEM 15 - DEFAULTS UPON SENIOR SECURITIES...................................................57
   ITEM 16 - CHANGES  IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
                               AND USE OF PROCEEDS.............................................57

PART IV........................................................................................57

   ITEM 17 - FINANCIAL STATEMENTS..............................................................57
   ITEM 18 - FINANCIAL STATEMENTS..............................................................57
   ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS.................................................57

AUDITORS' REPORT..............................................................................F-1

                                EXCHANGE RATES


     The following table sets forth, for the period indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00. On March 26, 1999, the exchange rate was $1.00 (U.S.)= Cdn $1.5138. Certain financial information presented in this Registration Statement has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.5375 to US$1.00, the noon buying rate in New York City on December 31, 1998 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.


                                           Year Ended December 31,
                              ------------------------------------------------
Rate                             1994      1995     1996      1997       1998
----                             ----      ----     ----      ----       ----


Last Day of year               $.7128    $.7323   $.7301    $.6999     $.6504

Average(1) during year          .7319     .7286    .7332     .7221      .6740
High during year                .7632     .7527    .7513     .7487      .7105
Low during year                 .7103     .7023    .7235     .6945      .6341


(1) The average rate is the average of the exchange rates on the last day of each month during the year.

                          FORWARD LOOKING STATEMENTS


This Registration Statement includes forward-looking statements, regarding among other items:

 .    acceptance of BID.COM auction services in the marketplace
 .    the Company's marketing and sales plans
 .    the Company's expectations about the markets for its online auction services
 .    the Company's future capital needs
 .    the acceptance of the Internet and/or online auctions as a viable commercial medium
 .    the success of the Company's patent application and protection of its proprietary technology
 .    Year 2000 compliance efforts and anticipated Year 2000 problems relating to suppliers and service providers

 .    geographic expansion of the Company's business


The Company has based these forward-looking statements largely on its expectations. Forward-looking statements are subject to risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from those anticipated as a result of the factors described in the "Risks Factors" section beginning on page 18, including, among others:

 .    uncertainty about the acceptance of the Internet and/or online auctions as a viable commercial medium
 .    uncertainty of market acceptance of the Company's auction services
 .    the timing of future capital needs and inability to raise additional capital when needed
 .    the Company's ability to compete with other online retailing and auction businesses
 .    failure to timely develop or license new technologies
 .    delays in the issuance of, or the failure to obtain, patents for certain proprietary technologies problems with important vendors and business partners on whom the Company relies
 .    inability of the Company, directly and/or through its marketing and advertising alliances, to attract a sufficient number of customers to the Company's Web site
 .    risk of system failure or interruption
 .    implementation and enforcement of government regulations the failure of the
     Company's suppliers and strategic partners to resolve any Year 2000 issues
 .    problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships

     The Company does not undertake any obligation to publicly update or revise any forward-looking statements contained in this Registration Statement, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this Registration Statement might not transpire.

                                    PART I


ITEM 1 - DESCRIPTION OF BUSINESS

     Unless otherwise indicated, all references in this Registration Statement to "dollars" or "$" are references to U.S. dollars. The Company's financial statements are expressed in Canadian dollars. Certain financial information presented in this Registration Statement has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.5375 to US$1.00, the noon buying rate in New York City on December 31, 1998 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that the Canadian dollars represent, or have been or could be converted into, U.S. dollars at that or any other rate. Unless otherwise indicated, all references to the "Company" or "BID.COM" in this Registration Statement are deemed references to the Company and its subsidiaries and predecessor.

Overview

     BID.COM International Inc. ("BID.COM" or the "Company") is a sales and marketing company striving to become the pre-eminent online auction house and a leading electronic retailer ("E-tailer"). The Company conducts business-to-consumer auctions at its Web site, www.BID.COM, and at other uniform resource locators ("URLs"). The Company's Web site has been operating online since April 1996, and has progressed from the developmental stage to revenue generation. The Company launched its BID.COM brand name auctions in March, 1998 and as of March 14, 1999, the Company had approximately 103,000 registered bidders. In December 1998, the Company completed the development of a business-to-business auction service. The Company plans to operate business-to-business auctions in selected vertical industry sectors and to conduct liquidation auctions for bankruptcy trustees and other liquidators. The Company also seeks to license its proprietary online auction technology to support private brand online auctions and interactive auctions in a variety of other electronic media.

     The Company's business is an entertaining and cost-effective method of selling a wide array of goods and services to retail shoppers and businesses via the Internet. BID.COM offers traditional rising price auctions and declining price, or "Dutch," auctions. The Company's auctions combine the brand name selection of a department store and the value of a discount superstore with the excitement of an auction environment and the convenience and security of in-home online shopping. The Company's auctions run on a proprietary state-of-the-art E-commerce platform with an engaging format, scaleable transactional backbone and efficient delivery system.

     The Company has received a notice of allowance from the U.S. Patent and Trademark Office ("PTO") for a patent application it filed seeking protection for the process whereby the Company conducts Dutch auctions over electronic distribution channels. Management believes that its capability within the Dutch auction sector is a key point of differentiation in the online marketplace that will grow in significance as more online shoppers and businesses become familiar with this E-tailing platform.

     The BID.COM business-to-consumer auctions sell a broad range of products at prices that usually are lower than those charged by traditional retailers for the same or similar items. The Company sells primarily brand name, front-line products under manufacturers warranty, including computer hardware and software, consumer electronics, toys, games, sporting goods, jewelry, memorabilia, collectible sports and entertainment cards and travel and entertainment products and services. The Company believes that manufacturers view the online auction as a new distribution channel that complements existing retail, catalog, telemarketing and other distribution channels. The Company offers products from many brand name manufacturers, including: AST, Canon, Compaq, Creative Labs, Dell, Epson, General Electric, Hewlett Packard, IBM, JVC, Koss, Magnavox, Motorola, Nikon, Nintendo, Panasonic, Pentax, Samsung, Seagate, Sega, Seiko, Sharp, Sony, Toshiba, U.S. Robotics, Western Digital and Zenith.

     The Company is able to offer a broad range of products at low prices because electronic retailing, or "E-tailing," significantly reduces or eliminates many of the costs typically associated with retail store sales, including costs of sales staff and store management, store rent and maintenance, fixtures and merchandising. Similarly, manufacturers are able to eliminate many of the distribution costs typically incurred in selling through retail stores and, therefore, are able to sell goods to Etailers at lower prices. In addition, retailing online enables the Company to purchase goods from suppliers only after customers have ordered and paid for them, thereby allowing the Company to eliminate significant inventory cost and risk. These cost savings help ensure that the Company's overhead costs of operation remain relatively fixed and allow the Company to pass on savings directly to customers.

Industry Background

     The Internet. The Internet is an increasingly significant global medium for communications, information and commerce. In May 1998, International Data Corporation ("IDC") estimated that the number of Web users worldwide will grow from approximately 69.0 million in 1997 to approximately 320.0 million by the end of 2002. The Company believes that Internet growth will result from a number of factors, including the large and growing use of personal computers ("PCs") in the workplace and home, increasing reliance on the Internet by the business-to-business sector, advances in the performance and speed of PCs and modems, improvements in network infrastructure, easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers. Jupiter Communications LLC ("Jupiter") estimates that the number of online households (households using e-mail, the Internet or a consumer online service) in the United States will grow from an estimated 15.2 million household in 1996 to 57.0 million households, representing over 50% of U.S. households, by the year 2002.

     It is anticipated that online users will continue to grow as communications, cable and computer related companies begin to offer access to the Internet through home television sets via Web TV or cable. Several large communications companies have announced plans to acquire or invest in cable television providers with the goal of selling high speed online access and Internet phone service over existing broadband cable lines. Cable modems have the advantage of delivering data faster than telephone modems. In addition, a cable modem is always connected, thereby eliminating the need for a user to dial up access to the Internet. Forrester Research Inc. ("Forrester") estimates that the number of homes in North America accessing the Internet with cable modems will grow from about 700,000 by the end of 1999 to approximately 13.6 million by the end of 2002.

     The Company believes that a significant opportunity exists for online business-to-consumer and business-to-business trade. In May 1998, IDC estimated that the total value of goods and services purchased worldwide on the Internet grew from approximately $296.0 million in 1995 to approximately $32.0 billion in 1998 and that worldwide sales of goods and services on the Internet will grow to approximately $426.0 billion by 2002. Industry analysts predict that the business-to-business sector will account for much of the growth of E-commerce over the Internet. Forester projects that in the United States, intercompany trade of hard goods over the Internet will hit $31.3 billion in 1998 and will reach $983.0 billion by 2003 (in each case excluding trade in utilities and petrochemicals).

     The Internet has evolved into a unique marketing channel. By directly operating their own Web sites, Internet retailers can interact with customers in real-time by frequently adjusting their product mix, pricing and visual presentation. In addition, the global reach of the Internet allows E-tailers to build large, geographically-dispersed customer bases more quickly than traditional retailers and catalog marketers. Unlike traditional marketing channels, Internet retailers do not have the burdensome costs of a significant retail store infrastructure, the continuous printing and mailing costs of a catalog marketer or the store personnel or call center costs incurred by traditional retailers and catalog marketers.

     The Internet offers many data management and multimedia features which enable consumers to search for products by category or brand. In addition, the Internet allows consumers to access a wealth of information, including reviews and competitive pricing and audio and video presentations which enhance static catalog formats. Internet retailers can more easily obtain demographic and behavioral data about their customers, providing them with greater direct marketing opportunities and the ability to offer a more personalized shopping experience. Internet retailers also offer consumers the convenience of home shopping and 24-hour-a-day, seven-days-a-week operations, available to any location, foreign or domestic, that has access to the Internet.

     Many traditional retailers are compelled, because of store size and other factors, to limit the amount of inventory they carry at each store and focus on a smaller selection of faster-selling products. Online retailers are able to offer consumers a broader range of products because they have fewer space constraints and because they are often able to purchase products from suppliers only after products have been sold to the consumer. Online retailers can also both test market new products and re merchandise existing products for sale, with greater speed and for relatively nominal cost.

     Internet Auctions. The Company believes that a number of characteristics of online auctions make the sale of consumer goods via the Internet particularly attractive relative to traditional retail stores or to static priced online stores and catalogs. The primary advantage is that customers are empowered to set their own price for a purchase. Online auctions represent a dynamically changing sales format that leverages the unique characteristics of the Internet, such as interactivity and the sense of community built by customers competitively bidding in an exciting auction environment. Online auctions also provide immediate feedback to E-tailers regarding price-points that are attractive to consumers. This constitutes an efficient market model that enables supply and demand functions to move to equilibrium in real-time, and provides online auctioneers the opportunity to respond to market conditions quickly. Jupiter predicts that online business-to-consumer auctions will result in sales of $3.2 billion worth of merchandise each year by 2002 and that online auction purchasers in the United States will grow from 1.2 million in 1998 to 6.5 million in 2002. Due to the rapidly growing business-to-business sector, the Company believes that online auctions servicing the business-to-business sector will grow contemporaneously.

Business Strategy

The Company's business strategy is comprised of the following key components:

     Diversifying Revenue Sources. The Company seeks to leverage its proprietary auction technology to generate revenue opportunities in several distinct online auction categories and selected other interactive auction media. While the Company currently derives most of its revenues from business-to-consumer auctions, the Company believes that by diversifying its revenue sources, it will be able to expand its customer base and reduce reliance on any one source of customer or auction category.

     o Online Business-to-Consumer Auctions. The Company conducts business-to-consumer auctions at its www.BID.COM Web site and at other URLs. BID.COM offers rising price and declining price "Dutch" auctions. The Company's Web site has been online since April 1996 and the Company has offered a wide variety of business-to-consumer online auctions since May, 1997. The Company launched its BID.COM brand name auctions in March 1998. As of March 14, 1999, the Company had approximately 103,000 registered bidders. The Company currently derives most of its revenues from business-to-consumer auctions.

     o Online Business-to-Business Auctions. In December 1998, the Company completed the development of a business-to-business auction service. The Company plans to operate business-to-business auctions in selected vertical industry sectors and plans to conduct liquidation auctions for bankruptcy trustees, banks and other liquidators. The Company has been designated a preferred vendor by The ASCII Group (Canada), a 340-member network of independent computer value-added resellers ("VAR") and plans t conduct online auctions of products directed to members of the VAR market. The Company also plans to seek licensing or co-branding opportunities with distribution partners within a number of additional business-to-business vertical markets. Management believes that its Dutch auction proprietary technology will have wide application in the business-to-business sector because it enables organizations to efficiently conduct high volume transactions.

     o Licensing Online Platform for Private Brand Auctions. The Company seeks to license its online proprietary auction platform for private brand auctions in local and regional markets that will not compete directly with the national focus of the BID.COM auction site. The Company has licensed its auction platform to, and contracted its operational services to support, a private brand online auction for, Toronto Star Newspapers Limited ("Toronto Star") in Ontario. Toronto Star has not yet launched its online auction. The Toronto Star is the largest circulation newspaper in Canada. The Company plans to enter into similar private brand auction arrangements with other local and regional newspapers, retailers, charities, community based organizations and national affinity groups. The Company believes that this licensing model will have particular appeal in European and Pacific Rim countries. In April 1999, the Company plans to open its first European office in Dublin, Ireland, to license the Company's auction technologies and provide related support services to European-based companies. See "--Licensing Proprietary Online Platform For Private Brand Auctions."

     o Licensing Technology and Co-branding BID.COM to Achieve Multi-Media Distribution. The Company also seeks to license its technology and co-venture with strategic partners to conduct interactive auctions in other electronic communications media. In December 1998, the Company and American Interactive Media, Inc. ("AIM") entered into a joint venture to develop auction opportunities for broadband, set-top box/Web TV and network television, and to develop technological improvements to enhance the consumer auction experience offered through the narrowband Internet medium. The Company has licensed its auction technology to AIM and will provide operational services for auctions to be conducted on AIM's online and cable networks. See "--Licensing Technology and Co-branding BID.COM to Achieve Multi-Media Distribution."

     o Sales of Advertising on BID.COM Web Site. The Company seeks to promote its Web site as an advertising medium for the products and services of other companies and organizations. In December 1998, the Company entered into an agreement with 24/7 Media Inc. ("24/7"), a global online advertising and direct marketing company, under which 24/7 sells advertising space on BID.COM's Web site. Initially, the Company plans to offer banner advertisement placement on various sections of its Web sites. The Company believes that the shopping demographics of its registered bidder base creates a desirable target audience for companies and advertising agencies.

Expanding the Company's Customer Base through Diverse Marketing Strategy.
The Company believes that the use of multiple marketing channels will increase the number of people visiting the Company's Web sites and auction sites, maximize brand awareness and reduce its reliance on any one source of customers. The Company implements its marketing strategy by:

     o Forming Strategic and Marketing Alliances with Internet Service and Content Providers. The Company has initiated strategic and marketing alliances with large Internet service and content providers that it believes will maximize traffic to the Company's Web sites and enhance the awareness and credibility of the Company's BID.COM brand. The Company believes that these relationships will allow BID.COM to broadly expand its customer base as well as capitalize on new advertising opportunities by leveraging the strong brand names and subscriber bases of its alliance partners. These alliances also help attract a broad supply of products and services from high quality vendors for sale in the Company's auctions.


In July 1998, the Company entered into a strategic alliance with Rogers Media Inc. ("Rogers Media"), a leading Canadian media company. Under this arrangement, BID.COM granted Rogers Media the exclusive right to co-brand the Canadian BID.COM auction and Rogers Media has agreed that the Canadian BID.COM auction will be the only online auction displayed on the home page of Rogers Media's new E-commerce portal. Rogers Media has also agreed to generate specified levels of site traffic an advertising revenues for the Canadian BID.COM Web site, and has committed to minimum levels of annual advertising. Rogers Media national media properties include some of Canada's most widely read publications, Canada's only television shopping network, a number of Canadian radio stations and several leading Internet properties in Canada. Rogers Media's parent company owns the largest cable network in Canada. In addition, Rogers Media publishes a number of trade magazines which the Company may use to support the development of its business-to-business online auctions. See "Marketing--Strategic and Marketing Alliances with Major Content and Service Providers."

     In November, 1997, the Company entered into a non-exclusive marketing alliance with America Online, Inc. ("AOL" or "America Online") pursuant to which the Company operates BID.COM, The Online Auction(R), for AOL subscribers and has purchased or been granted advertising space on a number of AOL's current high traffic pages and a variety of AOL's new Web pages. The terms of the alliance were amended in March 1999. AOL is the world's largest online service provider, with a subscriber base of more than 15.0 million people. See "--Marketing - Strategic and Marketing Alliances With Major Content and Service Providers" and "Risk Factors - Continuance of Existing Strategic and Marketing Alliances."

     o Referral and Database Marketing; Key Word Advertising. The Company has also adopted several cost effective marketing approaches to attract targeted traffic to its Web sites. The Company pursues referral-based marketing arrangements under which the Company pays referral sources in cash or kind for the generation of registered bidders at BID.COM. In addition, the Company has recently begun to access its own database of registered bidders to directly market both auction and non-auction products to purchasers with demonstrated purchasing histories. To reach audiences that have a propensity to buy goods and services online, the Company has entered into, and continues to seek, key word agreements with Internet service providers that promote BID.COM when a user searches key words, such as "auction." The Company has an arrangement with go2net, Inc. ("go2net") pursuant to which a banner advertisement and hyperlink for clicking through to the BID.COM auction site is prominently positioned on the pag when a user of the MetaCrawler search engine searches certain key words, such as "auction" or "auctions." MetaCrawler is go2net's specialized search engine that aggregates the results of other systems such as Yahoo!, Inc. ("Yahoo!") and Excite, Inc. ("Excite"). See "--Marketing--Referral and Database Marketing and Key Word Advertising."

     o Cause Marketing. The Company attempts to stimulate additional E-commerce activity by operating online auctions for, and/or licensing its auction platform to, charities and special causes. BID.COM has hosted the Digital City All Charities Online Auction and Hootie and the Blowfish Monday After the Masters Charity Auction. The Company has also built the international Web site for RADD (Recording Artists Against Drunk Driving) and hosts the Canadian BACCHUS Web site.

Offering a Broad Range of Front Line Brand Name Products at Low Prices and Under Manufacturers Warranty. The Company believes that Internet consumers are price sensitive and seek to purchase brand name goods at discounts from prices charged by retail stores and catalog companies. The Company offers a broad range of brand name consumer goods from nationally recognized manufacturers at low prices and under manufacturers warranty. Product offerings within categories are rotated daily to enhance consumer interest. By operating online and purchasing products from suppliers only after they have been ordered and paid for by the customer, the Company is able to substantially reduce overhead costs typically associated with retail stores and catalogs and is able to pass on the savings directly to its customers. Historically, the Company has offered lower margin categories of products, such as computers, computer accessories and computer upgrades. While the Company plans to continue offering these product categories, it has begun to shift its product mix and increase the number and variety of goods in higher margin product categories, such as consumer electronics, toys, games, sporting goods, memorabilia, jewelry, collectible sports and entertainment cards and travel and entertainment products and services.

Seeking Exclusive Distribution of Unique Products. The Company seeks to obtain electronic media distribution rights for select groups of unique products that it can offer in its auctions as well as through database marketing and fixed price merchandising. In December 1998, the Company entered into an exclusive, worldwide Internet distribution agreement with Micra SoundCards Inc. ("Micra SoundCards"), the inventor and producer of a patented collectible "talking" trading card. The Company markets the cards, which play the actual sound of the sports or entertainment event that is featured on the card, along with a card player. The debut series of the talking cards distributed by the Company in Canada include Paul Henderson's "Goal of the Century" commemorating the winning goal in the 1972 Russia-Canada hockey series, and, in the United States, Michael Jordan's winning basket in the 1998 NBA championship. See "--Products."

Providing a Proprietary State-of-the-Art Auction Platform that Is Entertaining, Secure and Easy to Operate. The Company believes that to sustain consumer interest in online auctions, it must provide an entertaining, secure and easy-to-use E-commerce environment. The Company's proprietary auction platform incorporates state-of-the-art interactive technology, including enhanced, customized user interfaces designed to bring participants into the online equivalent of a live auction room. The Company's technology provides product descriptions with catalog quality pictures and graphical representations. The design allows the Company to change and upgrade the auction site with ease, and quickly respond to requests by marketing partners and advertising sponsors to change the look of products offered. On-screen real-time data provides customer information about the current bid status of all bidders in order to facilitate an interactive auction process. The Company has received a notice of allowance from the PTO for a patent application it filed in the United States seeking patent protection for the process of conducting its Dutch auctions over electronic distribution channels. The Company has a patent application pending in Canada covering the same technology. BID.COM uses leading security and encryption systems to maintain the security of online purchases and customer data. See "--Auction Operations" and "-Technology Platform."

Acquisitions and Strategic Investments. The Company plans to continue to expand by seeking technologies, products, services and transaction formats that compliment its existing business. If appropriate opportunities are available, BID.COM may acquire businesses, technologies or products or enter into strategic relationships that may further diversify revenue sources and product offerings, expand the Company's customer base or enhance the Company's auction platform.

Auction Operations

     The Company currently operates two national business-to consumer auction sites, one in the United States and one in Canada, and operates other private brand local or regional stand-alone auctions. Customers who access the online auction through the Company's Web site or the Web sites or search engines of the Company's strategic or advertising partners, are all channeled to one of the two national auction sites, depending on the geographic location of the customer. In this manner the Company is able to maximize the number of participants in each auction and minimize the number of auctions which are operated concurrently. The United States auction is conducted in U.S. dollars and the Canadian auction is conducted in Canadian dollars. Customers participating in private brand auctions operated by the Company access only the stand-alone auction site of the Company's private brand customer.

     The Company has generated most of its revenues to date from online auction sales in the United States and limited revenues from online auction sales in Canada. During 1998, revenues from online auction sales in Canada were approximately Cdn$270,000.

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

     The Company's proprietary auction platform can support a large number of concurrent and sequential participants, capturing the excitement of a live event in an online environment. Customers can interact at their convenience and have access to a variety of merchandise at constantly changing prices.

     The Company generates transactional revenues using the conventional rising price auction format and the declining bid, or "Dutch," auction format. Management believes that its capability within the Dutch auction sector is a key point of differentiation in the online marketplace that will grow in significance as more online shoppers and businesses become familiar with this E-tailing platform.

     Rising Price Auctions. In the conventional rising price auction format, the highest bids win the items auctioned. The rising price auction allows participants to competitively bid on available merchandise by incrementally adjusting their bid positions. The BID.COM user interface allows users to easily identify current leading bidders, minimum new bids and initial bid pricing. Participants are informed of their bid status, stating whether they have won, been outbid, approved or declined via electronic mail. Participants can also use the Company's Bid Buddy(TM) tool, launched in October 1998, to place absentee bids up to a pre-determined limit. This "intelligent" bidding agent will check bid activity at regular intervals and increase a customer's bid by the minimum required increment to ensure that products are purchased at the best possible price. If outbid, the customer receives an e-mail alert and is permitted to increase his bid via the Company's Web site.

     The interactive nature of the bid update system encourages continued customer participation throughout the auction lifecycle. Customers can also use the Company's Search Buddy(TM), a search tool introduced in October 1998, which may be pre-programmed, up to a maximum seven days in duration, to find product offerings customized to a customer's specific areas of interest. If Search Buddy finds a match for a customer's search, the customer receives immediate notification by e-mail, with a direct link to the desired product. Customers may also use "BID.COM Recommends," an affinity engine introduced in November 1998, which recommends items targeted to a customer's product preferences, based on a customer's viewing and bidding history. The recommendations are provided in real time.

     The rising price auction initially was conducted over a seven day period, but, with the growth of the Company's customer base, auction cycles have been shortened to one day. The Company normally re-merchandises its United States and Canadian Web sites daily and stages 24 hour auctions every day of the week.

     Dutch Auctions. The Company also offers declining price, or "Dutch," auctions, an effective method of high volume merchandising. A starting price is set and a limited time period is allocated for a fixed quantity of the product to be auctioned (three to five minutes for most BID.COM items). As time advances, the price drops in small increments. The longer one waits, the lower the price. However, if a shopper waits too long the limited quantity of the product being auctioned may be sold out. The declining bid auction allows participants to bid in a real-time format utilizing on-screen data which provides the time and quantity remaining as well as the falling price of the items for sale. The bidders remain online and actively participate throughout the auction process. The BID.COM declining price auction was initially introduced in April 1996 and was re-introduced over BID.COM's updated platform in July 1998. The Company has received a notice of allowance from the PTO for a patent application it filed in the United States seeking patent protection for the process of conducting its Dutch auctions over electronic distribution channels. The Company has a patent application pending in Canada covering the same technology. This unique format lends itself to a multitude of consumer products and services and special event auctions, particularly in the emerging vertical markets of travel, entertainment and memorabilia. The Company believes that the Dutch Auction format also will have wide application in the business-to-business sector because it facilitates the efficient conduct of high volume transactions. BID.COM has secured the URL www.dutchauction.com. which the Company plans to use in the future in connection with certain online declining auction offerings.

     Introduction of Business-to-Business Platform. BID.COM completed the development of a business-to-business auction service in December 1998. The Company plans to introduce a series of online business-to-business auctions tailored to selected vertical business markets that may benefit from expanding the traditional physical auction audience to online participants. The Company believes its proprietary Dutch auction technology will be particularly well suited to this sector. In December 1998, th Company was designated a preferred vendor by The ASCII Group (Canada), a network of 340 independent computer VARs, and plans to conduct online auctions of products suited to the VAR market for members of the ASCII Group. In addition, the Company plans to license or co-brand business auctions with distribution partners within a number of additional business-to-business vertical markets. This business niche creates potential for new revenue streams without the costs associated with business-to-consumer auctions, such as advertising, customer service, logistics and credit card processing. The Company will also seek to introduce pure liquidation auctions on behalf of banks, bankruptcy trustees and other liquidators. The Company believes that over time, the business-to-business marketplace for online auctions (and consequently this segment of BID.COM's transactional volume) will become larger than business-to-consumer auction activity.

     User-Friendly Design. The Company's Web site has been designed with the goal of bringing participants into the online equivalent of a live auction. Customers view detailed product descriptions with catalog quality pictures and graphical representations. Winning bidders can complete the purchase transaction quickly, usually within minutes for repeat customers. In addition, the system design allows the Company to change and upgrade the auction site with ease and quickly respond to requests by marketing partners and advertising sponsors to change the look of the products offered. The front-end user interfaces can undergo continual enhancements without requiring changes to the transactional back-end of the system. The system provides full delivered cost disclosure prior to the consumer completing the purchase by adjusting the cost charged to purchasers for all added taxes and delivery charges to the customers' door, anywhere in North America.

     Bidder Registration. Customers may view BID.COM without cost or registration. However, they must provide certain registration information before participating in the online auction, including verifiable location and billing information and a commercial credit card. The Company uses the registration information for processing successful bids into customer orders. Using this information, the Company's data systems determine shipping and handling charges and applicable taxes, charge customer credit cards, print order information, transmit order information to the Company's contract warehouses and vendors and provide transaction information for the Company's accounting system. Customers are generally required to pay for purchased goods by commercial credit card, thereby significantly reducing the Company's credit risk. See "Risk Factors--Internet Commerce Security."

     Limited Inventory. The Company normally obtains products for sale in its auctions from suppliers under arrangements that allow the Company to purchase merchandise only after the Company's customer has purchased and paid for the product. These arrangements typically provide that the supplier will reserve for sale by the Company specified quantities of products for a fixed period of time without obligating the Company to purchase those products until sales are made to the Company's customers. As a result, the Company does not usually stock inventory and consequently has no liability for unsold merchandise. In certain circumstances, the Company may place purchase orders in advance for unique products. As part of its customer satisfaction policy, the Company may allow its customers to return merchandise upon payment of a re-stocking fee, in which case, the merchandise is returned to the supplier for credit or resold by the Company. Transactional revenues from the sale of products create gross margin for BID.COM either in the form of a negotiated commission based on the final selling price of goods, or the difference between the actual selling price and the reserve price negotiated by the Company with its suppliers. Sold products are usually shipped directly from the supplier to the customer. Shipping, handling and applicable taxes are added to the auction price and are paid by the customer. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Licensing Proprietary Online Platform for Private Branded Auctions.

     The Company seeks to license its online auction platform in local and regional markets that will not compete directly with the national focus of the BID.COM auction. The Company has licensed its auction platform and contracted its operational services to support a private brand online auction for Toronto Star Newspapers Limited and plans to enter into similar private brand auction arrangements with other local and regional newspapers, retailers, charities and community-based organizations. The Company believes that community-based content is a fundamental trend in Internet programming and views local and regional newspapers such as Toronto Star as ideal candidates for private brand auctions. Newspapers in many major urban centers face potential loss of conventional paper advertising revenue as advertisers allocate larger portions of their advertising budgets to electronic advertising. By creating a credible Internet presence, newspapers may be able to recapture advertising revenue that is being shifted from paper to electronic advertising. In addition, by offering online auction and cybermall services, newspapers may provide their advertising clients with an opportunity to establish a Web presence without the need to develop their own Web sites. Newspapers may also be able to generate commissions or other revenues from sales and other transactions conducted through their private Web sites. The Company believes there will be opportunities to license platforms to local partners in many major urban centers and national affinity groups in the United States as well as through local partners in the European and Pacific Rim markets. In April 1999, the Company plans to open its first European office in Dublin, Ireland, to license the Company's auction technologies and provide related support services to European-based companies. The Company's technology allows it to offer licensees a turnkey custom branded auction platform, as well as a wide range of E-commerce support services.

     In February 1997, the Company entered into an E-Commerce Services Agreement (the "Torstar Agreement") with Toronto Star Newspapers Limited, Canada's largest circulation newspaper, to provide local auctions and cybermall services in the Province of Ontario. These services provide the capability to extend Toronto Star's City Search initiative to market online content in the Province of Ontario by adding a Toronto Star online auction branded site. Toronto Star has not yet launched its online auction. In addition, pursuant to the Torstar Agreement, the Company granted to Toronto Star a non-exclusive license to use the Company's technology for non-auction related uses, such as games and contests. In return for such services, Toronto Star will share with the Company all net revenues received in connection with the sale of products and services using the Company's platform. The percentage of revenue payable to the Company is a function of a number of factors, including the location of the purchaser and whether the Company or Toronto Star has sourced the products and services sold. In addition, Toronto Star is entitled to receive a percentage of certain other sales made through the Company's platform in the Province of Ontario. The Torstar Agreement expires on January 31, 2000, but will continue, unless earlier terminated by the Company or Toronto Star, for consecutive one year periods, upon terms to be mutually agreed upon by the Company and Toronto Star.

     In connection with the Torstar Agreement, Toronto Star purchased an aggregate of 1.5 million common shares of the Company ("Common Shares") for an aggregate purchase price of Cdn$1.425 million. The Toronto Star is the largest circulation newspaper in Canada with a daily circulation of approximately one million readers.

Licensing Technology and Co-branding BID.COM to Achieve Multi-Media
Distribution.

     The Company seeks to use its auction technology to support interactive auctions in other electronic communications media. In December 1998, the Company and AIM entered into a joint venture to develop auction opportunities outside the Internet in broadband, set-top box/Web TV and network television, and to develop technological improvements to enhance the consumer experience offered through the narrowband Internet medium. The Company has licensed its technology to AIM, which AIM intends to use in creating celebrity-hosted live television auctions using the two-way interactive capabilities of set-top boxes. Initially, AIM intends to introduce live auctions on ComedyNet, its 24 hour Internet comedy network. Thereafter, AIM plans to launch a customized branded version of BID.COM's dutch auction on a shopping network available through set-top boxes, or Web TV. In addition, AIM plans to use the Company's technology to support various E-commerce initiatives on AIM's other in-house internet and cable networks and on AIM's customized affinity group internet portals. The license agreement expires June 30, 2001.

     AIM is the creator of a wide range of programming and services incorporating video and audio information through an interactive environment designed specifically for the Internet, digital cable and other electronic media distribution platforms. AIM's first network, ComedyNet, has won various independent awards.

     The Company believes that a joint venture with AIM will broaden the exposure of the Dutch auction as a means to provide consumers with an entertaining shopping experience in a variety of electronic media platforms. Additional goals of the joint venture include increasing the appeal to others to license BID.COM technology and creating the potential for increased revenue. BID.COM and AIM will share in the gross margin created through their joint venture pursuant to a formula set forth in the license agreement.

Sales of Advertising on BID.COM Web Site

     The Company seeks to promote its Web site as an advertising medium for the products and services of other companies and organizations. In December 1998, the Company entered into an agreement with 24/7 under which 24/7 sells advertising space on BID. COM's Web site. Initially, the Company plans to offer banner advertisement placement on various sections of the U.S. and Canadian BID.COM Web sites. The Company believes that the shopping demographics of its registered bidder base creates a desirable target audience for companies and advertising agencies.

Marketing

     BID.COM's marketing strategy is designed to increase traffic to the Company's auction Web sites and promote awareness of its BID.COM brand. To implement its strategy, the Company: (i) has developed strategic and marketing relationships with Rogers Media and AOL and plans to enter into similar arrangements with other major

Internet service and content providers; (ii) is building its own BID.COM brand and channeling potential bidders to its site through referral and database marketing and key word advertising; and (iii) hosts co-branded and private branded Cause Marketing events such as the 1998 Hootie & the Blowfish Monday After the Masters Charity Auction at BID.COM.

Strategic and Marketing Alliances with Major Content and Service Providers

     The Company has developed strategic and marketing alliances with Rogers Media and AOL and is seeking similar relationships with other large Internet service and content providers as well as other large, consumer-oriented companies. The Company believes that these relationships will allow BID.COM to broadly expand its customer base as well as capitalize on new advertising opportunities by leveraging the strong brand names and subscriber bases of its alliance partners. These alliances als increase traffic to the BID.COM sites due to advertising carriage arrangements which usually include a combination of hyperlink banner advertisements and the directing of key words such as "Auction" and "Online Auction" to the BID.COM site. Since the launch of the BID.COM brand name in March 1998, the Company's customer base has increased significantly. As of March 14, 1999, the Company had approximately 103,000 registered bidders, representing a 412.0% increase in registered bidders from January 1, 1998. Steadily increasing distribution of the BID.COM E-commerce offering to a larger audience of Internet users while establishing exclusivity in certain distribution channels is an important component of the Company's marketing strategy. The Company believes that the credibility of its current strategic and marketing partners will strengthen its ability to enter into future business alliances.


     Rogers Media. In July 1998, the Company and Rogers Media, a subsidiary of Rogers Media Communications Inc., entered into an E-Commerce and Promotion Services Agreement (the "Rogers Media Agreement") pursuant to which BID.COM granted Rogers Media the exclusive right within Canada to co-brand the Canadian BID.COM auction, subject to the rights granted to the Toronto Star. See "--Licensing Proprietary Online Platform for Private Branded Auctions." Rogers Media has agreed that the Canadian BID.COM auction will be the only online auction displayed on the home page of Rogers Media's new E-commerce portal. In addition, Rogers Media has agreed to generate specified levels of site traffic and advertising revenues, and has committed to in excess of Cdn$1.0 million in minimum annual advertising for the Canadian BID.COM auction on the media properties of Rogers Media, its affiliates and certain non-affiliated media. BID.COM and Rogers Media share equally in the revenue from all transaction and advertisin sales generated through the co-branded site in Canada, net of all taxes, costs, transaction fees, duties, and credits for returns or unpaid items.

     The Company believes that this exclusive national partnership with Rogers Media will enable the Company to leverage Rogers Media numerous media properties to establish the Canadian BID.COM auction as a leading online shopping destination in Canada. In addition, the Company anticipates that trade magazines published by Rogers Media may be used by the Company to support the development of its business-to-business online auctions. Rogers Media's national media properties include some of Canada's most widely read publications including Macleans, Chatelaine, Flare, Canadian Business, Profit and Marketing Magazine; numerous trade and professional magazines covering a broad range of industries; "680 News" and other leading English language radio stations in Canada; CFMT - a multi-lingual television station in Toronto; The Shopping Channel - Canada's only television shopping network, and several Canadian radio stations and some of the leading Canadian Internet properties such as Quicken.ca, Electric Library Canada, Chatelaine Connects and Macleans Online. Rogers Media's parent company, Rogers Media Communications Inc., owns Rogers Media Cablesystems, the largest cable network in Canada, is in partnership with Shaw and Cogeco in @Home Canada, a Canadian leader in offering broadband Internet service through cable networks, and owns Cantel, Canada's largest national digital wireless company.

     Rogers Media has purchased an aggregate of 1.5 million Common Shares of BID.COM for an aggregate purchase price of Cdn$1.875 million. Rogers Media also holds a warrant to purchase an additional 100,000 Common Shares at Cdn$1.40 per share. A representative of Rogers Media currently serves as a member of the Company's Board of Directors. See "Directors and Officers of Registrant," "Options to Purchase Securities From Registrant and Subsidiaries" and "Interest of Management in Certain Transactions."

     America Online. In February 1997, the Company entered into an agreement with AOL to provide AOL subscribers with access to the Company's auction sites. AOL is the world's largest online service provider with a subscriber base of over 15.0 million people. BID.COM's Web site initially went live with an AOL branded interface, the "AOL Online Auction." Satisfied with its initial relationship with AOL, the Company entered into a non-exclusive Interactive Marketing Agreement (the "AOL Marketing Agreement") with AOL in November 1997 under which the Company agreed to purchase $1.25 million (Cdn$1.75 million) of advertising and promotion from AOL each quarter through October 1999. The AOL Marketing Agreement provided BID.COM with anchor tenant positioning in a number of AOL's E-commerce offerings, plus various keywords such as "Online Auction." In March 1998, the brand the Company used within AOL was changed from Online Auction to BID.COM The Online Auction, and was supported by substantial online advertising. Pursuant to the AOL Marketing Agreement, the Company provided product procurement, transactional processing and order fulfillment services to AOL in connection with BID.COM The Online Auction. The agreement also provided that after the Company reached certain revenue thresholds or received a specified number of cumulative impressions on AOL Web sites, AOL would be entitled to receive 50% of the Company's excess gross profit earned from such revenues or impressions. The AOL Marketing Agreement was to expire on November 1, 1999.

     In March 1999, the Company and AOL terminated the AOL Marketing
Agreement and entered into a new non-exclusive agreement. Under the new agreement, AOL continues to provide BID.COM with anchor tenant positioning in a number of AOL's E-Commerce offerings, plus various key words such as "Online Auctions," and the Company will continue to provide product procurement, transactional processing and order fulfillment services to AOL in connection with BID.COM The Online Auction. Under the new agreement and related arrangements, the Company's advertising payments to AOL are reduced to $3.0 million for the 13 month period of the agreement from $5.0 million annually under the old agreement. In addition, the new agreement eliminates the revenue sharing arrangement. Prior to the termination of the old agreement, the revenue sharing thresholds had not been reached. The new agreement expires on March 31, 2000.

     In February 1997 AOL purchased an aggregate of 1.0 million Common Shares for an aggregate purchase price of Cdn$1.0 million, which was paid by AOL extending to the Company advertising credits in the same amount. A representative of AOL currently serves as a member of the Company's Board of Directors. See "Directors and Officers of Registrant" and "Interest of Management in Certain Transactions."

Referral and Database Marketing and Key Word Advertising

     After launching its BID.COM brand in March 1998, the Company initially relied, in part, on broad-based banner advertising arrangements with Internet service providers such as Yahoo! and Excite to promote brand awareness of BID.COM. The Company has recently implemented a more selective marketing approach that blends brand promotion with lower cost customer acquisitions and retention through referral marketing, database marketing and key word advertising. The Company believes that this approach will more effectively and efficiently target potential bidders who have a propensity to buy products online.

     Referral Marketing. The Company pursues referral based marketing arrangements which reward individuals and companies for referring bidders to the Company's Web site. By utilizing specialized referral software, the Company can track the source of new registrations for its auction sites and reimburse these sources based on the number of new registrations referred to BID.COM. Potential referral services include hyperlinks from other Web sites and the Company's existing registered bidders. Payments may be made in cash, return referral registrations from BID.COM's site traffic, or a combination of cash and in-kind arrangements.

     Database Marketing. While the Company does not disclose registered bidder data to third parties, the Company has recently begun to access its own database of registered bidders to directly market both auction and non-auction products to purchasers with demonstrated purchasing histories. The Company plans to offer registered bidders by e-mail special promotions of auction and unique non-auction products, such as the "talking" collectible sports and entertainment cards.

     Key Word Advertising. The Company's experience with AOL and other Internet service providers has demonstrated that key word advertising is another effective method of reaching an audience that has a propensity to buy goods and services online. The Company has entered into, and continues to seek, key word agreements with Internet service providers that promote BID.COM when a user searches key words, such as "auction." The Company has an arrangement with go2net pursuant to which a banner advertisement and hyperlink for clicking through to the BID.COM auction site is prominently positioned on the page when a user of the MetaCrawler search engine searches certain key words, such as "auction" or "auctions." The go2net agreement expires in January 2000.

Cause Marketing

     The Company attempts to stimulate additional E-commerce activity by operating online auctions for, and/or licensing its auction platform to, charities and special causes. These special event auctions provide a positive contribution to communities and offer cross-promotional opportunities with celebrities and other popular figures, and often involve special products that typically are attractive to emerging demographic segments of the Internet user market. The Company believes many auction participants bookmark BID.COM once they participate in an auction, and, therefore, have a high probability of becoming repeat customers. The Company views these promotional events as marketing opportunities especially in the 18 to 30 year old consumer sector which is Internet user friendly and is likely to gain increasing purchasing power in the near future.

     In April 1998, BID.COM hosted the Hootie & the Blowfish Monday After The Masters Charity Auction. In June 1997, BID.COM hosted the Digital City All Charities Online Auction in partnership with Digital Cities Inc., a community-based Internet content subsidiary of AOL, as well as over 50 community groups and six media partners in the Dallas/Ft. Worth area. BID.COM also built the international Web site for RADD, an organization chaired by David Niven Jr., with approximately 300 tier one recording artist members including Paul McCartney, Elton John, Rod Stewart, KISS and Melissa Etheridge. BID.COM also hosts the Canadian BACCHUS Web site, which is part of an international charity promoting responsible use of alcoholic beverages, with over 100 Canadian and 750 U.S. affiliated organizations.

Fixed Price Sales

     The Company's technology also allows for online fixed price retail shopping and provides online customers static-priced storefront merchandising. The Company offers Micra SoundCards collectible sports and entertainment cards and other products through this platform. The Company believes that this diversified technology platform provides it with a broader range of turnkey E-commerce licensing opportunities, as well as database marketing opportunities.

Products

     The Company's BID.COM auctions offer a broad range of nationally recognized brand name goods at low prices and under manufacturers warranty. Historically, a substantial amount of E-commerce activity has focused on competitive and low gross margin categories of products such as refurbished computers. The Company believes that with the growing use of the Internet by a larger segment of the population, Internet consumers will seek higher quality and a broader mix of products than in the past. The Company has offered and will continue to offer lower margin computers, computer accessories and computer upgrades at its auction sites. However, the Company has begun to shift its product mix and increase the number and variety of goods in other product categories, many of which generate higher margins, including consumer electronics, toys, games, sporting goods, memorabilia, jewelry and travel and entertainment products and services. From time to time, the Company intends to introduce other product categories on a selected basis.

     The Company will also seek to obtain electronic media distribution rights to select groups of unique products. The Company believes that the successful marketing of such products will accelerate the growth of its registered bidder base as well as stimulate both its database marketing and auction activities. In December 1998, the Company entered into an exclusive, worldwide Internet distribution agreement with Micra SoundCards, the inventor and producer of a patented collectible "talking" tradin cards which play the actual sound of the sports or entertainment event featured on the card. The Company markets the sound cards along with a card player. The debut series of the talking cards distributed by the Company in Canada includes Paul Henderson's "Goal of the Century," commemorating the winning goal in the 1972 Russia-Canada hockey series, and in the United States, Michael Jordan's winning basket in the 1998 NBA championship. The agreement with Micra SoundCards expires December 31, 2001, and i automatically renewable thereafter for consecutive two year terms, subject to either party's notice not to renew.

     Approximately 70% of the Company's products are front-line goods and typically 30% are clearance or other end-of-the-line items. The Company offers products from many brand name manufacturers, including AST, Canon, Compaq, Creative Labs, Dell, Epson, General Electric, Hewlett Packard, IBM, JVC, Koss, Magnavox, Motorola, Nikon, Nintendo, Panasonic, Pentax, Samsung, Seagate, Sega, Seiko, Sharp, Sony, Toshiba, U.S. Robotics, Western Digital and Zenith. The Company also offers travel packages, gold and precious gem jewelry and authentic sports collectibles, from multiples sources. Within its broad product categories, the Company rotates the products it offers to consumers on a daily basis.

     The products supplied to the Company for sale through the Company's Web sites are usually backed by a manufacturer's warranty. Front-line goods typically carry a full manufacturer's warranty, while clearance and other end of the line items are accompanied by limited warranties. The Company itself provides no warranties on the products or services sold through its Web sites.

     The Company believes that Internet consumers are price sensitive and seek to purchase brand name goods at significant discounts from prices charged by retail stores and catalog companies. The Company's products are generally priced lower than the prices typically charged by retail stores or catalog companies for the same or similar items. The Company is able to offer products at lower prices because many of the costs typically associated with retail stores and catalog companies, including the cost of sales staff and management, store rent and maintenance, fixtures and merchandising, can be significantly reduced or eliminated. Manufacturers are also able to offer more competitive prices to the Company because many of their distribution costs, such as co-op advertising, training and restocking of unsold merchandise, are substantially reduced or eliminated. In addition, by operating online and purchasing products from suppliers only after they have been ordered and paid for by the customer, the Company is able to substantially reduce overhead costs typically associated with retail stores and catalog companies.

     In order to lower the costs of goods sold in its auctions, the Company seeks to obtain volume discounts by purchasing large quantities of products from selected suppliers. Accordingly, during 1998, DAAC Computers & Notebooks, Inc. ("DAAC"), a computer products supplier, provided over 30% of the Company's products and four unrelated suppliers of computer and other products, including DAAC, Bostek, Inc., Micro-Exchange Corporation and Advantage Company, accounted for up to 90% of the Company's total supply base at various times. The Company believes that, while it will likely continue to be reliant on one supplier, or a small group of suppliers, for its computer products, the percentage of the Company's supply base attributable to these suppliers will decrease as the Company continues to change its product mix from computer related goods to higher margin products. For 1999, the Company anticipates that, at any given time, four unrelated suppliers may each be supplying up to 20-30% of the Company's product offerings. The Company typically enters into non-exclusive agreements with its primary suppliers, which are terminable at the Company's option. The products purchased from the Company's primary suppliers generally are readily available from other sources. See "Risk Factors--Reliance on Merchandise Vendors."

     The products sold at BID.COM auctions are typically shipped directly by the Company's suppliers to the winning bidders. >From time to time, the Company may offer its own fulfillment capability to new suppliers that are not initially equipped to ship directly to customers. The Company currently uses Purolator Courier, Federal Express and United Parcel Service to distribute purchased goods and is in the process of adding other courier services. The Company does not maintain its own warehouse, bu relies on third party contract warehouses. See "Risk Factors--Reliance on Merchandise Vendors."

Customer Support and Service

     The Company believes that its ability to establish and maintain long-term relationships with its customers and encourage repeat visits and purchases is dependent, in part, on the strength of its customer service support and staff. The Company currently employs a staff of eight full-time customer support and service personnel who are responsible for handling customer inquiries from 9:00 a.m. to 5:00 p.m. (Eastern Standard Time) seven days a week. The customer service staff answer customer questions about the bidding process, track shipments, investigate problems with merchandise and act as liaisons between customers and the Company's vendors. The Company is actively working to enhance its customer service support operations through a variety of measures, including improved customer reporting systems and automation. The Company accepts returns from its customers but charges customers a re-stocking fee.

Technology Platform

     The Company's proprietary, state-of-the-art interactive auction technology enables the Company to offer its customers an entertaining, easy to use and secure E-commerce environment. BID.COM's technology allows the Company to operate a large number of simultaneous rising and falling price auctions and fixed price merchandising, each with many customers, across multiple technical platforms.

     The Company has devoted significant resources to developing its proprietary software technology. The Company believes that its success depends, in part, on its internally developed proprietary E-commerce management software, which implements a variety of customized auction and fixed price sales formats. The technology platform is constructed using distributed software technologies which allow rapid redevelopment and deployment of new software technology in order to take advantage of emerging business opportunities.

     The Company licenses commercially available technology whenever possible, rather than seek a custom-made or internally-developed solution. The Company believes that this strategy lowers its operating costs and increases its ability to respond to changing demands resulting from growth and technological shifts. This approach also allows the Company to focus its development efforts on creating and enhancing the specialized proprietary software that is unique to the Company's business. BID.COM works with its strategic partners, such as Rogers Media, to develop applications and content. The technology platform is based on Microsoft core applications, including the Windows NT operating system and an SQL server relational database, all residing on scaleable hardware. The Company uses Intel-based Hewlett Packard Netservers and DEC Alpha enterprise servers, which employ symmetrical multiprocessing as the basis of the Company's hardware systems.

     BID.COM was the first company to process a secure Canadian online Visa credit card transaction. BID.COM uses leading security and encryption systems to maintain the security of online purchases and customer data. Each customer who pre-registers or makes a purchase selects a unique user ID and a password. Repeat purchases are transacted using only the user's unique ID and password. Credit card transactions with the banking community are conducted over a separate ISDN line, through a server which maintains customer information behind a number of state-of-the-art firewalls "off line" from the Internet and which employ encryption technology such as SSL (Secure Socket Layer). Consumers not wishing to transmit registration information online may use one of the Company's toll-free telephone lines to register with BID.COM. See "Risk Factors--Internet Commerce Security."

     The Company has embraced leading edge high performance switching technologies, including Asynchronous Transfer Mode (ATM), to provide end users with what BID.COM believes is the fastest access possible to its Web site. BID.COM's access to telecommunications infrastructure is scaleable on demand and has been proven to provide reliable transactional support.

     In October 1998, the Company launched two technology tools, Bid Buddy and Search Buddy. In November 1998, the Company also implemented an affinity engine "BID.COM Recommends" using technology provided by Net Perceptions Inc. Based on collaborative filtering technology, this affinity engine software allows BID.COM to personalize its product offerings to customers' areas of interest. The first feature was implemented as "BID.COM Recommends." See "--Auction Operations."

     In November 1998, BID.COM won three Canadian Information Productivity Awards ("CIPA"), for its online auction technology, including an Award of Excellence, Best of Category Award for Small Business, and top honors with the Best of Show Award. BID.COM's development work received distinction within a group of award-winning IT solutions which included such organizations as GE Capital, IBM Canada, Scotiabank, Air Canada, Revenue Canada, ING Canada, Canadian Pacific Railways, National Bank of Canada, Rogers Media Cantel and Royal Bank of Canada.

     The Company's engineering, production and research and development staff currently consists of 10 software development engineers and three system consultants.

Research and Development

     The Company believes that its proprietary auction management software provides a competitive advantage over other online auction companies and that its future success depends, in part, on its ability to continue developing and enhancing that software. Therefore, the Company has focused its research and development efforts on the continued development of its proprietary auction management software. The Company's ongoing research and development efforts are aimed at enhancing the features and functionality of its existing software components, the development of new software components, and the integration of superior third party technology into its environment.

     The Company's research and development expenditures were Cdn$889,000 for the year ended December 31, 1998 and Cdn$661,000 for the year ended December 31, 1997, including salaries and related expenses of Company personnel engaged in research and development. Research and development activity during 1998 included the redevelopment and release of the BID.COM technology platform, with Year 2000 compliant architecture and an award winning solution design, the purchase of a new accounting software package and the purchase and implementation of the personalization software engine "BID.COM Recommends." See "--Auction Operations."

Competition

     The online commerce market is new, rapidly evolving and intensely competitive, and the Company expects that online commerce competition in general, and online auction competition in particular, will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In addition, the broader retail consumer product industry is intensely competitive. The Company's competitors, determined on the basis of type of merchandis and sales format offered by such entities to customers, include: (i) companies providing business-to-consumer online auctions services such as Onsale, Inc. ("Onsale"), First Auction by Internet Shopping Network Inc. ("First Auction"), uBid, Inc. ("uBid") and Egghead.com Inc. ("Egghead"); (ii) consumer-to-consumer online auction services such as eBay Inc. ("eBay"), Yahoo!, Auctions Powered by Onsale, Auction Universe, a Times-Mirror Company ("Auction Universe"), Excite Inc. ("Excite") and a number of small services, including those that serve specialty markets;
(iii) companies providing online communities and services that specialize in or otherwise have expertise in developing online commerce and some of whom currently offer a variety of business-to-consumer trading services, including Amazon.com, AOL and Microsoft Corporation; (iv) companies that offer merchandise similar to that of the Company but through physical auctions and with which the Company competes for sources of supply; (v) catalog companies with substantial customer data bases, which may devote greater resources to Internet commerce in the future; and (vi) large retailers and other companies with strong brand recognition and experience in online commerce that are increasingly directing greater resources to Internet commerce and who seek to compete in the online auction market, including Cendant Corporation and QVC, Inc. ("QVC"). In addition, because the barriers to the E-commerce industry are minimal, the Company may i the future face additional competitors who the Company cannot currently identify. The Company also anticipates that one or more of these companies and other companies engaged in the business-to-business sector will offer business-to-business online auctions as this sector continues to grow.

     The Company believes that the principal competitive factors in its online auction market are brand recognition, product selection, variety of value-added services, ease of use, site content, quality of service, reliability of delivery of products, quality of search tools, system reliability, technical expertise and price. The Company believes that it is competitive in each of these areas. Many of the Company's competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. Certain of the Company's competitors may also offer auction services in Canada and/or Europe. In addition, other online trading services may be acquired by, receive investments from or enter into other commercial relationships with, larger, well-established and well-financed companies as use of the Internet and other online services increases. Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development than the Company or may try to attract traffic by offering services for free. See "Risk Factors -
Competition."

Intellectual Property

     The Company's performance and ability to compete are dependent to a significant degree on its proprietary technology. The Company relies on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and technical measures, to establish and protect its proprietary rights. The Company has received a notice of allowance from the PTO for a patent application it filed in the United States seeking patent protection for the process whereby the Company conducts declining price, or Dutch, auctions over electronic distribution channels. The PTO grants a notice of allowance if, after examination, it finds a patent application allowable and then it issues the patent soon after the applicant pays an issuance fee. The Company has a patent application pending in Canada covering the same technology.

     The Company's proprietary software is subject to common law copyright protection, but the Company does not have, and does not intend to pursue, any registered copyrights. Common law protection may be narrower than that which the Company could obtain under registered copyrights. As a result, the Company may experience difficulty in enforcing its copyrights against certain third party infringements. The source code for the Company's proprietary software is protected as a trade secret. See "Risk Factors--Protection of Intellectual Property."

     BID.COM, BID.COM THE ONLINE AUCTION, INTERNET LIQUIDATORS, ILUSA, $BUCK A MONTH CLUB, CLUB.R.A.D.D., ONLINE OUTLET MALL, ONLINE AUCTION, BID BUDDY, SEARCH BUDDY and EXPERIENCE ENGINE are trademarks or tradenames of the Company, all of which are the subject of pending applications for registration in either or both of the United States and Canada, except for INTERNET LIQUIDATORS, which is registered in Canada.

     The Company's competitive position is also dependent upon its unpatented trade secrets. In an effort to protect its trade secrets, and as part of its confidentiality procedures, the Company generally enters into confidentiality and non-disclosure agreements with its employees and consultants and generally limits access to and distribution of its software, documentation and other proprietary information.

Employees

     As of the date hereof, the Company employs 33 full-time employees, including three in engineering support, four in operations, seven in merchandise acquisition and marketing, five in customer support and service, and 14 in finance, administrative and senior management functions. The Company also employs three part-time employees, all of whom are in customer support and service. The Company also hires independent contractors for software development, technical documentation, artistic design merchandising and administration, as needed. None of the Company's employees are represented by a labor union, and the Company considers its employee relations to be good.

     The Company's success is substantially dependent on the ability and experience of its senior management and other key personnel. Moreover, to accommodate its current size and manage its anticipated growth, the Company must maintain and expand its employee base. Competition for personnel, particularly persons having software development and other technical expertise, is intense, and there can be no assurance that the Company will be able to retain existing personnel or hire additional, qualified personnel. The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key personnel could have a material and adverse effect on the Company. All key employees have been granted stock options. See "Risk Factors--Dependence on Key Personnel; Need for Additional Personnel" and "Management."

History

     The business of the Company was commenced by Internet Liquidators Inc., an Ontario corporation, in September 1995. In May 1996, Internet Liquidators International Inc., an Ontario corporation, acquired all of the shares of Internet Liquidators Inc. In January 1997, the Company was formed, as an Ontario corporation, by amalgamation of Internet Liquidators Inc. and Internet Liquidators International Inc. In June 1998, the Company changed its name from Internet Liquidators International Inc. to BID.COM International Inc. The Company converted its consumer brand URL from www.Internetliquidators.com to www.BID.COM in March 1998.

     The Company's offices are located at 6725 Airport Road, Suite 201, Mississauga, Ontario L4V 1V2, Canada . The Company's subsidiary, Internet Liquidators USA Inc., provides sales and marketing services and maintains an office at 2701 North Rocky Point Drive, Suite 510, Tampa, Florida 33607-1013. The Company's Web site is www.BID.COM. Information contained on the Company's Web site shall not constitute a part of this Registration Statement.

RISK FACTORS

     An investment in the securities of BID.COM is speculative, involves significant risk and is suitable for investment only by purchasers who can bear the economic risk of a complete loss of their investment. Prior to making an investment decision, prospective purchasers should consider carefully the following risk factors, together with the information and financial statements set forth elsewhere in this Registration Statement.

Limited Operating History

         The Company was founded in September 1995 and began conducting auctions on the Internet in April 1996. Accordingly, there is only a limited operating history upon which to base an evaluation of the Company and its business and prospects. The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as E-commerce. Such risks include the evolving and unpredictable nature of the Company's business, the Company's ability to anticipate and adapt to a developing market and technological changes, acceptance by consumers of the Company's Internet auctions and the merchandise sold at such auctions, the ability to identify, attract and retain qualified personnel and the other risks described in this Registration Statement. There can be no assurance that the Company will successfully overcome these risks. See "Management' Discussion and Analysis of Financial Condition and Results of Operations."

History Of Operating Losses; Accumulated Deficit and Negative Cash Flow

     The Company has not earned profits to date and had accumulated losses of [Cdn $27.7] million as at December 31, 1998. For the year ended December 31, 1998 and the year ended December 31, 1997, the Company's net loss was Cdn
$18.7 million and Cdn $6.7 million, respectively. The Company intends to continue to invest heavily in marketing and promotion, development of its technology, business-to-business auctions and other areas of its business. As a result, the Company believes that it will incur substantial operating losses for the foreseeable future. The Company's operating losses in 1997 and 1998 were attributable, in part, to the Company's promotional pricing strategy under which products were sold below cost or at significantly reduced profit margins. While the Company began to limit this policy during the fourth quarter of 1998, the Company continues to sell a limited number of products at significantly reduced margins and, in the future, may from time to time continue to use promotional pricing programs in connection with the introduction of new products and services, in response to competitive pressures or for other business reasons. The use of such promotional pricing strategies may have a material adverse effect on the Company's profitability. There can be no assurance that the Company will earn profits or generate positive cash flows from operations in the future, or that profitability, if achieved, will be sustained. The success of the Company will ultimately depend on its ability to generate revenues from its auction activities in amounts sufficient to permit the Company's operations and development activities to be financed by revenues instead of external financing. There can be no assurance that future revenues will be sufficient to generate the required funds to operate the business profitably. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Additional Financing Requirements

     The Company has been funded to date primarily through a series of private placements of equity, sales of equity to and investments from strategic partners, and cash flow from operations. The Company expects its capital requirements to increase significantly due to the proposed expansion of its marketing and business development activity, the introduction of business-to-business auctions, and continued development of its technology. The Company believes that its present capital, anticipated proceeds from the expected exercise of outstanding in-the-money options and warrants expiring at various times during 1999 and revenue from operations will be sufficient to finance its cash requirements for the next 12 months. Thereafter, the Company may need to raise additional funds. The exact amount of the Company's future capital requirements will depend on numerous factors, including, but not limited to, slower growth and adverse changes in the E-commerce environment, delays in the growth of the Company's customer base, government regulations, failure or delays in executing marketing programs, failure or delays in connection with expansion to Europe, growth that is more rapid than anticipated or competitive pressures. The Company may also need to raise additional funds sooner than anticipated in order to acquire businesses, technologies or products or fund investments and other relationships the Company believes are strategic. In addition, while the exercise prices of the outstanding options and warrants may currently be below the trading prices of th Company's Common Shares on the Toronto Stock Exchange, there can be no assurance that the Common Shares will continue to trade at prices that justify the exercise of the warrants, or that the holders will, in fact, exercise them. Accordingly, the Company's actual capital requirements may vary from currently anticipated needs and such variations could be material.

     There can be no assurance that additional financing will be available on commercially reasonable terms or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to funds its expansion, take advantage of strategic acquisitions, investment or licensing opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed would have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and prospects. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of the Company's Common Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Securities."

Potential Fluctuations In Results Of Operations

     The Company's operating results have varied on a quarterly basis in the past and may fluctuate significantly as a result of a variety of factors, many of which are outside the Company's control. Factors that may affect the Company's quarterly operating results include: (i) the Company's ability to increase its customer base; (ii) the availability and pricing of merchandise from vendors; (iii) the announcement or introduction of new sites, services and products by the Company or its competitors; (iv) the success of the Company's brand building and marketing campaigns; (v) introduction and success of the Company's business-to-business auction; (vi) the success of any future acquisition by the Company of businesses, technologies or products or any strategic investments or relationships into which the Company may enter; (vii) price competition; (viii) the level of use of the Internet and online services;
(ix) increasing consumer confidence in and acceptance of the Internet and other online services for commerce and, in particular, products such as those offered by the Company; (x) consumer confidence in the security of transactions over the Internet and other online services; (xi) the Company's ability to upgrade and develop its systems and infrastructure to accommodate growth; (xii) the Company's ability to attract new personnel in a timely and effective manner;
(xiii) the timing, cost and availability of advertising in traditional media and on other Web sites and online services; (xiv) technical difficulties or service interruptions; (xv) the amount and timing of operating costs and capital expenditures relating to expansion of the Company's business, operations and infrastructure; (xvi) consumer trends and popularity of certain categories of collectible items; (xvii) governmental regulation by Federal or local governments; and (xviii) general economic conditions as well as economic conditions specific to the Internet and online commerce industries.

     As a result of the Company's limited operating history, the emerging nature of the markets in which it competes and the inherent degree of variability in auctions, it is difficult for the Company to accurately forecast its revenues or earnings from auction activities. In addition, the Company has no backlog and a significant portion of the Company's net revenues for a particular quarter are derived from auctions that are conducted during that quarter. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenues and are, to a large extent, fixed. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues relative to the Company's planned expenditures would have an immediate adverse effect on the Company's business, results of operations, cash flow and financial condition. Further, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on its business, results of operations, financial condition and prospects.

     Due to the foregoing factors, the Company's quarterly revenues and operating results are difficult to forecast. The Company believes that period-to-period comparisons of its operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters the Company's operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of the Common Share would almost certainly be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Developing Online Commerce Markets

     The Company's long-term viability is substantially dependent upon the widespread acceptance and use by consumers and businesses of the Internet as a medium of commerce. Use of the Internet as a means of effecting retail and wholesale transactions is at an early stage of development, and demand and market acceptance for recently introduced products and services over the Internet is uncertain. The Company cannot predict the extent to which consumers and businesses will be willing to shift their purchasing habits from traditional retailers and distributors to online retailers and distributors. See "--Uncertain Acceptance of the BID.COM Brand; Evolving and Unpredictable Business Model."

     The Internet may not be commercially viable for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements. In addition, the Internet's viability as a commercial marketplace could be adversely affected by delays in the development of services or due to increased government regulation. Changes in or insufficient availability of telecommunications services to suppor the Internet also could result in slower response times and adversely affect usage of the Internet generally and the Company in particular. Moreover, adverse publicity and consumer concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, the Company would be materially and adversely affected. See "--Dependence on the Web Infrastructure," "--Reliance on Other Third Parties," "--Rapid Technological Change," "--Internet Commerce Security," "--Risk of System Failure; Single Site," and "--Government Regulation and Legal Uncertainties."

     In addition, even if consumers and businesses accept the use of the Internet as a viable medium of commerce, there can be no assurance that Internet auctions generally, or the Company's online auctions in particular, will develop successfully or achieve widespread acceptance. If the market for Internet-based online auctions fails to develop, or develops more slowly than expected or becomes saturated with competitors, or if the Company's Internet auctions do not achieve market acceptance, the Company's business, financial condition, results of operations, cash flow and prospects would be materially adversely affected. See "Business--Industry Background" and "Business--Competition."

Reliance on Merchandise Vendors

     The Company is dependent upon third party vendors to supply it with merchandise for sale through the Company's Internet auctions and the availability of merchandise from such suppliers is unpredictable. The Company does not have long-term contracts or arrangements with most of its vendors guaranteeing the availability of merchandise for its auctions. There can be no assurance that the Company's current vendors will continue to sell merchandise to the Company or otherwise provide merchandise for sale in the Company's auctions or that the Company will be able to establish new vendor relationships that ensure merchandise will be available for auction on the Company's Web site. The Company also relies on many of its vendors to process and ship merchandise to customers. The Company has limited control over the shipping procedures of its vendors, and shipments by these vendors may be subject to delays. There can be no assurance that the Company will be able to continue to develop and maintain satisfactory relationships with vendors on acceptable commercial terms and obtain sufficient quantities of merchandise and quality of service on a consistent basis. During 1998,one computer products supplier provided over 30% of the merchandise offered in the Company's auctions, and four unrelated suppliers of computers and other products accounted for up to 90% of the Company's supply base at various times. For 1999, the Company anticipates that, at any given time, four unrelated suppliers may each be supplying up to 20-30% of the Company's product offerings. See "Business--Products."

Reliance on Other Third Parties

     In addition to its merchandise vendors, the Company's operations depend on a number of other third parties. The Company has limited control over these third parties and no long-term relationships with any of them. The Company does not own a gateway onto the Internet. Instead, the Company relies on Internet service providers to connect the Company's Web site to the Internet. From time to time, the Company has experienced temporary interruptions in its Web site connection and in its telecommunications access. Continuous or prolonged interruptions in the Company's Web site connection or in its telecommunications access would have a material adverse effect on the Company. There can be no assurance that the Company will be able to maintain satisfactory, or develop new, relationships with such third parties on acceptable commercial terms, or at all.

Continuance of Existing Strategic and Marketing Alliances

     The Company's business strategy is based, to a substantial degree, on seeking out and forming strategic and marketing alliances with Internet service and content providers, Internet aggregators and search engines and other marketing partners which can drive traffic to the Company's online auction sites. Many of the Company's strategic and marketing alliances with its marketing and distribution partners are of limited duration or may be terminated at any time. The Rogers Media Agreement may be terminated by Rogers Media at any time upon 90 days' advance written notice, subject to certain conditions. The Company's agreement with AOL expires on March 31, 2000. Management estimates that in 1997 and 1998 the Company earned a substantial portion of its auction revenues from customers who accessed the Company's auction site through AOL. While the Company has broadened its marketing channels, it expects that a substantial number of bidders will continue to access the Company's Web site through AOL. There can be no assurance that the Rogers Media, the AOL or other marketing and advertising arrangements will not be terminated prior to their expiration, or that upon expiration will be renewed on favorable terms or at all. The discontinuance of these arrangements, and in particuler, the AOL agreement, would have a material adverse effect on the Company's results of operations and financial condition if the Company were unable to procure suitable substitute marketing arrangements. To date, most of the strategic and marketing alliances entered into by the Company in the United States have not been exclusive or restricted as to location or technological environment. The Company has therefore retained the necessary flexibility to broaden its distribution by increasing the number of its strategic and marketing alliances and advertising relationships. There can be no assurance that future alliances with such partners or alliances with any other partners will provide the Company with the same flexibility. See "--Developing Online Commerce Markets," "-- Reliance on Other Third Parties" and "Business--Business Strategy."

Competition

     The online commerce market is new, rapidly evolving and intensely competitive, and the Company expects that online commerce competition in general, and online auction competition in particular, will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In addition, the broader retail consumer product industry is intensely competitive. The Company's competitors, determined on the basis of type of merchandis and sales format offered by such entities to customers, include: (i) companies providing business-to-consumer online auctions services such as Onsale, First Auction, uBid, and Egghead; (ii) consumer-to-consumer online auction services such as eBay, Yahoo!, Auctions Powered by Onsale, Auction Universe, Excite and a number of small services, including those that serve specialty markets; (iii) companies providing online communities and services that specialize in or otherwise have expertise in developing online commerce and some of whom currently offer a variety of business-to-consumer trading services, including Amazon.com, AOL and Microsoft Corporation; (iv) companies that offer merchandise similar to that of the Company but through physical auctions and with which the Company competes for sources of supply; (v) catalog companies with substantial customer data bases, which may devote greater resources to Internet commerce in the future; and (vi) large retailers and other companie with strong brand recognition and experience in online commerce that are increasingly directing greater resources to Internet commerce and who seek to compete in the online auction market, including Cendant Corporation and QVC. In addition, because the barriers to the E-commerce industry are minimal, the Company may in the future face additional competitors who the Company cannot currently identify. The Company also anticipates that one or more of these companies and other companies engaged in the business-to-business sector will offer business-to-business online auctions as this sector continues to grow. Competitive pressures created by any one or more of these competitors could have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and prospects. See "Business--Competition."

     The Company believes that the principal competitive factors in its online auction market are brand recognition, product selection, variety of value-added services, ease of use, site content, quality of service, reliability of delivery of products, quality of search tools, system reliability, technical expertise and price. Many of the Company's competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. Certain of the Company's competitors may also offer auction services in Canada and/or Europe. In addition, other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases. Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to Web site and systems development than the Company or may try to attract traffic by offering services for free.

     Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Certain Web-based application that direct Internet traffic to certain Web sites may channel users to trading services that compete with the Company. The Company is aware that certain of its competitors have and may continue to adopt aggressive pricing or inventory availability policies, establish cooperative relationships among themselves or directly with vendors to obtain exclusive or semi-exclusive sources of merchandise, secure merchandise from vendors on more favorable terms than the Company, and respond more quickly to changes i customer preferences or devote greater resources to the development, promotion and sale of their merchandise than can the Company. Accordingly, the Company believes that new competitors or alliances among competitors and vendors may emerge and rapidly acquire market share. Increased competition may result in reduced operating margins, loss of market share and diminished brand recognition, any one of which would have a material adverse effect on the Company. See " Business--Competition."

Uncertain Acceptance of the BID.COM Brand

     The Company believes that strong brand recognition is critical to achieving widespread acceptance of BID.COM, especially in light of the intensely competitive nature of the online business-to-consumer auction market. The Company's ability to promote and position its brand will depend largely on the success of the Company's marketing efforts and the Company's ability to offer a broad range of products and provide high quality, easy-to-use, secure auction service. If vendors do not perceive BID.COM as an effective marketing and sales channel for their merchandise, or if customers do not perceive BID.COM as offering an entertaining, secure and user-friendly platform to purchase merchandise, the Company will be unsuccessful in promoting and maintaining its brand. Furthermore, to attract and retain customers and to promote and maintain the BID.COM brand in response to competitive pressures, the Company must increase its marketing and advertising budgets and otherwise increase substantially its financial commitment to creating and maintaining brand loyalty among vendors and consumers. There can be no assurance that the Company's brand promotion efforts will result in increased revenues, or that resulting increased revenues would offset the expenses incurred by the Company in promoting its brand. If the Company is unable to promote or maintain its brand, the Company's business, financial condition, results of operations, cash flow and prospects would be materially and adversely affected. See "Business--Business Strategy--Expanding the Company's Customer Base Through Diverse Marketing Strategy" and "Business--Marketing."

Risks Associated With Evolving Business Model

     The Company's business model continues to evolve. The Company seeks to develop and promote new or complimentary opportunities, services, products or transaction formats and expand the breadth and depth of services. These include the use of the Company's Web site as an advertising medium for the products and services of other companies, licensing its technology, initiating under a different brand name its business-to-business auctions, entering into strategic relationships' to co-brand auctions in the business-to-business category and to develop and operate interactive auctions in other electronic media, expanding operations to Europe and elsewhere, and acquiring businesses, technologies, services or products, or funding investments or other relationships that the Company believes are strategic. There can be no assurance that the Company will be able to expand its operations in a cost-effective or timely manner or that any such efforts will maintain or increase overall market acceptance. Furthermore, any new business or service launched b the Company that is not favorably received by customers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional expenses and development, operations and other resources and would strain the Company's management, financial and operational resources. The lack of market acceptance of such services or the Company's inability to generate satisfactory revenues from such expanded services to offset their cost could have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and prospects.

Risks Associated With Acquisitions

     If appropriate opportunities present themselves, the Company intends to acquire businesses, technologies, services or products that the Company believes are strategic or enter into other strategic relationships. The Company currently has no understandings, commitments or agreements with respect to any material acquisition or strategic relationship and no material acquisition or strategic relationship is currently being pursued. There can be no assurance that the Company will be able to identify negotiate or finance future acquisitions or strategic relationships successfully, or to integrate such acquisitions or strategic relationship with its current business. The process of integrating an acquired business, technology, service or product into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Moreover, there can be no assurance that the anticipated benefits of any acquisition or strategic relationship will be realized. Acquisitions or strategic relationships could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations, cash flow, financial condition and prospects. Any such future acquisitions of other businesses, technologies, services or products or strategic relationship might require the Company to obtain additional equity or debt financing, which might not be available on terms favorable to the Company, or at all, and such financing, if available, might be dilutive. See "--Need For Additional Financing."

Dependence On The Web Infrastructure

     The success of the BID.COM branded auction service and the private brand auction service operated by the Company for certain of its customers will depend to a significant degree upon the development and maintenance of the Web infrastructure and reliable Web access and services. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. There can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that such growth will not adversely affect the performance or reliability of the Web. Furthermore, from time to time, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future, including outages and delays resulting from the inability of certain computers or software to distinguish dates in the 21st century from dates in the 20th century. See "--Risks Associated with the Year 2000." These outages and delays could adversely affect the level of Web usage and the level of traffic and the processing of on-line auctions. In addition, the Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity. If the necessary infrastructure, standards, protocols or complementary products, services or facilities are not developed, or if the Web does not become a viable commercial marketplace, the Company's business, results of operations, cash flow and financial condition will be materially and adversely affected. Even if the infrastructure, standards, protocols and complementary products, services or facilities are developed and the Web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its service to changing Web technologies, which could have a material adverse effect on the Company's business, financial condition, results of operations, cash flow and prospects.

Internet Commerce Security

     A significant barrier to E-commerce and Internet communications is the secure transmission of confidential information over public networks. Currently, all bidders are required to authorize the Company to bill their credit card accounts directly for the purchase price and shipping costs of goods purchased at the Company's online auction. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect the secure transmission of confidential information, including customer credit card numbers. There can be no assurance that the advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, and the World Wide Web in particular, as a means of conducting commercial transactions. To the extent that activities of the Company involve the storage and transmission of proprietar information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. The Company's insurance policies do not reimburse the Company for losses caused by security breaches. There can be no assurance that the Company's security measures will prevent security breaches and protect the Company from any resulting risk of loss. See " Business--Technology Platform."

Risk of System Failure; Single Site

     The Company's operations are largely dependent upon its communications hardware and computer hardware, substantially all of which are located at a leased facility in Mississauga, Ontario in Canada. The Company's systems are vulnerable to damage from earthquake, fire, floods, power loss, telecommunications failure, break-ins and similar events. While the Company has developed preliminary plans for redundant systems and a formal disaster recovery plan, no such system or plans are currently in effect. A substantial interruption in these systems would have a material adverse effect on the Company. The Company's coverage limits on its property and business interruption insurance may not be adequate to compensate the Company for all losses that may be incurred. Despite the implementation of network security measures by the Company, its servers are also vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties to deliberately exceed the capacity of the Company's systems and similar disruptive problems. The Company's insurance policies carry low coverage limits which may not be adequate to reimburse the Company for losses caused by erroneous transmission of computer viruses or other defects. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays, loss of data or cessation in service to users of the Company's services. The occurrence of any of these events could materially and adversely affect the Company's business, financial condition, results of operations, cash flow and prospects.

Risk of Capacity Constraints

     The Company seeks to generate a high volume of traffic and transactions on the BID.COM auction. Accordingly, the satisfactory performance, reliability and availability of the Company's Web site, processing systems and network infrastructure are critical to the Company's reputation and its ability to attract and retain large numbers of users who bid for items on its service while maintaining adequate customer service levels. Any system interruptions that result in the unavailability of the Company's service or reduced customer activity would reduce the volume of transactions completed. Interruptions of service may also diminish the attractiveness of the Company and its services. Any substantial increase in the volume of traffic on the Company's Web site will require the Company to expand its technology, transaction processing systems and network infrastructure. There can be no assurance that the Company will be able to accurately project the rate or timing of increases, if any, in the us of its services or timely expand its systems and infrastructure in a timely manner to accommodate such increases. Any failure to expand its systems could have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and prospects.

Rapid Technological Change

     The Internet and E-commerce industries are characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices, any or all of which could render the Company's existing Web site and proprietary technology obsolete. The Company's performance will depend, in part, on its ability to license leading technologies, develop new proprietary technology that address the increasingly sophisticated and varied needs of its existing and prospective customers, respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis and continually improve the performance, features and reliability of its services in response to evolving market demands. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures b the Company to modify or adapt its services or infrastructure. There can be no assurance that the Company will be successful in using new technologies effectively or adapting its Web site and proprietary technology and services to customer requirements or emerging industry standards. See "Business--Technology Platform" and "Business--Research and Development."

Risks Associated With the Year 2000

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, date-sensitive software may recognize a date using "00" as the year 1900 rather than the Year 2000. This could result in system failures or financial miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     The Company does not believe that it has material exposure to Year 2000 complications with respect to its own information systems since its existing systems correctly define the Year 2000. The Company is conducting an analysis to determine the extent to which its major suppliers', service providers' and marketing and advertising partners' systems (insofar as they relate to the Company's business) are subject to the Year 2000 issue. However, the Company is currently unable to predict the extent to which the Year 2000 issue will affect its suppliers, service providers and marketing or advertising partners, or the extent to which it would be vulnerable to such parties' failure to remedy any Year 2000 issues on a timely basis. The failure of a major supplier, service provider or marketing or advertising partner subject to the Year 2000 issue to convert its systems on a timely basis, or the conversion of these systems that is incompatible with the Company's systems, could have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and prospects. The Company has not yet devised a contingency plan covering the possible failure of any of its primary suppliers, service providers or marketing or advertising partners to resolve its Year 2000 problems in a timely manner. If necessary, such contingency plans could require the Company to incur significant expenses. In addition, most of the purchases fro the Company's auctions are paid for using credit cards. If the bank systems used to process credit card transactions for a significant portion of transactions on BID.COM's auction site are not Year 2000 compliant, the Company's operations may be materially and adversely affected to the extent customers are unable to use their credit cards to make purchases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence on Key Personnel; Need for Additional Personnel

     The Company's success is substantially dependent on the ability and experience of its senior management and other key personnel. The Company does not have long term employment agreements with any of its key personnel and maintains no "key person" life insurance policies. Moreover, to accommodate its current size and manage its anticipated growth, the Company must maintain and expand its employee base. Competition for personnel, particularly persons having software development and other technica expertise, is intense, and there can be no assurance that the Company will retain existing personnel or hire additional, qualified personnel. The inability of the Company to retain and attract the necessary personnel or the loss of services of any of its key personnel could have a material adverse effect on the Company. See "Business--Employees" and "Management."

Management of Growth

     The Company has recently experienced, and may continue to experience, growth in its operations, financial systems and the number of its employees. Such growth has and will continue to place significant demands on the Company's management, administrative, operating and financial resources. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, financial and management information systems and to hire train, motivate, manage and retain its employees. There can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company's operations, or that the Company will be able to achieve levels of revenue commensurate with the increased levels of operating expenses associated with such growth.

Protection of Intellectual Property

     The Company's performance and ability to compete are dependent to a significant degree on its proprietary technology. The Company relies on a combination of patent, copyright, trademark and trade secret laws as well as confidentiality agreements and technical measures, to establish and protect its proprietary rights. The Company has received a notice of allowance from the PTO for a patent application it filed in the United States seeking patent protection for the process whereby the Company conducts declining price, or Dutch, auctions over electronic distribution channels. The PTO grants a notice of allowance if, after examination, it finds a patent application allowable and then it issues the patent soon after the applicant pays an issuance fee. The Company has a patent application pending in Canada covering the same technology. There can be no assurance that the patent under application in Canada will be allowed or issued in whole or in part. In addition, the Company cannot guarantee that any patents issued to it will afford meaningful protection for its technology. Competitors may develop similar technologies which do not conflict with the Company's patents, or they could challenge the Company's patents. The Company is not aware of any challenges to its patent rights or any infringement by its technology on the proprietary rights of third parties, but there can be no assurance that current or future technologies developed by the Company do not or, in the future, will not, infringe on the rights of others or that the Company's patents will not be challenged. The cost of any litigation against the Company regarding its patent rights could be significant and any successful litigation could materially and adversely affect the Company's business.

     The Company's proprietary software is protected by common law copyright laws, as opposed to registration under copyright statutes. Common law protection may be narrower than that which the Company could obtain under registered copyrights. As a result, the Company may experience difficulty in enforcing its copyrights against certain third party infringements. The source code for the Company's proprietary software is protected as a trade secret. As part of its confidentiality-protection procedures, the Company generally enters into agreements with its employees and consultants and limits access to, and distribution of, its software, documentation and other proprietary information. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. The laws of other countries may afford the Company little or no protection of its intellectual property. The Company also relies on a variety of technology that it licenses from third parties, including its database and Internet server software, which is used in the Company's Web site to perform key functions. There can be no assurance that these third party technology licenses will continue to be available to the Company on commercially reasonable terms, if at all. The loss of or inability of the Company to maintain or obtain upgrades to any of these technology licenses could result in delays in completing its proprietary software enhancements and new development until equivalent technology could be identified, licensed or developed and integrated. Any such delays would materially and adversely affect the Company's business, financial condition, results of operations, cash flow and prospects. See "Business--Intellectual Property."

Government Regulation and Legal Uncertainties

     The Company is subject, both directly and indirectly, to various laws and regulations relating to its business, although there are presently few laws or regulations directly applicable to Internet access. However, due to the increasing popularity and use of the Internet, it is possible that laws and regulations will be adopted in the near future. Such laws and regulations may cover issues such as user privacy, pricing, content, copyrights, distribution and characteristics and quality of product and services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The enactment of any additional laws or regulations may impede the growth of commerce on the Internet which could, in turn, decrease the demand for the Company's products and services and increase the Company's cost of doing business or otherwise have a material adverse effect on the Company.

     The applicability of existing laws to the Internet in various jurisdictions governing issues such as property ownership, sales and other taxes, contests and sweepstakes, libel, personal privacy, rights of publicity, language requirements and content restrictions is uncertain and could expose the Company to substantial liability. The application of existing and new laws and regulations to the Internet could have a material adverse effect on the Company. An allegation that the Company was violating U.S, Canadian, or international civil or criminal law could have a material adverse effect on the Company even if the Company successfully defended such claims.

     In addition, several telecommunications carriers are seeking to have telecommunications over the Internet regulated by the Federal Communications Commission (the "FCC") in the same manner as other telecommunications services. Also, because the growing popularity and use of the Internet has burdened the existing telecommunications infrastructure and many areas with high Internet use have begun to experience interruptions in telephone service, certain local telephone carriers have petitioned the FCC to regulate Internet service providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on such providers. If any of these petitions are granted, or the relief sought therein is otherwise granted, the costs of communicating on the Internet could increase substantially, potentially slowing the growth in use of the Internet. Any such new legislation or regulation or application or interpretation of existing laws could have a material adverse effect on the Company's business, financial condition and results of operations.

     U.S. and foreign laws regulate certain uses of customer information and development and sale of mailing lists. The Company believes that it is in material compliance with such laws, but new restrictions may arise in this area that could materially adversely affect the Company.

Potential Liability for Sales and Other Taxes.

     With the exception of sales to bidders in Florida, California and Georgia, the states in which the Company has, or in the past had, a physical presence, the Company does not collect sales or other similar taxes in respect of goods sold through BID.COM hosted auctions. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies such as the Company which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect the Company's opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states, Canada or any other foreign country that the Company should collect sales or other taxes on the exchange of merchandise on its system could have a material adverse effect on the Company's business, results of operations, cash flow and financial condition.

     In the United States, the Internet Tax Freedom Act, limiting the ability of the states to impose certain taxes on Internet-based transactions, was enacted in October, 1998. Pursuant to such legislation, a general three-year moratorium expiring in October 2001 was implemented banning the imposition of state and local taxes on Internet access (unless such taxes were generally imposed and actually enforced prior to October 1, 1998) and discriminatory or multiple taxes on E-commerce. Additionally, the legislation provides for the establishment of an Advisory Committee on Electronic Commerce whose responsibility is to conduct a thorough study of federal, state and local, and international taxation and tariff treatment of transactions using the Internet and Internet access and other comparable intrastate, interstate or international sales activities and present legislative recommendations to the U.S. Congress. It is possible that the moratorium could not be renewed when it terminates in October 2001 Failure to renew the moratorium could allow state and local government to impose taxes on Internet based sales, and such taxes could have a material adverse effect on the Company's business, financial condition, results of operation, cash flow and prospects.

Risks Associated with Global Expansion

     The Company currently operates in the United States and Canada. However, it intends to open an office in Ireland in June 1999, and may expand to other countries thereafter. Expansion will require management attention and resources. The Company has limited experience in localizing its service, and the Company believes that many of its competitors are also undertaking expansion into foreign markets. There can be no assurance that the Company will be successful in expanding into global markets. In addition to the uncertainty regarding the Company's ability to generate revenues from foreign operations and establish a global presence, there are certain risks inherent in doing business on a global level, including, among others, regulatory requirements, legal uncertainty regarding liability, tariffs, and other trade barriers, difficulties in staffing and managing foreign operations, difficulties in protecting intellectual property rights, longer payment cycles, different accounting practices, political instability, the impact of recession and other economic conditions in local markets, seasonal reductions in business activity during the summer months in Europe and elsewhere, inability to predict foreign consumer demand and potentially adverse tax consequences, any of which could adversely affect the success of the Company's global operations. If the Company expands its foreign operations and has additional portions of its revenues denominated in foreign currencies, the Company could become subject to increased risks relating to foreign currency exchange rate fluctuations. In addition, the export of certain software from the United States and Canada is subject to export restrictions as a result of the encryption technology in such software and may give rise to liability to the extent the Company violates such restrictions. There can be no assurance that one for more of the factors discussed above will not have a material adverse effect on the Company's future global operations and, consequently, on the Company's business, results of operations, cash flow, financial condition and prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



Exchange Rate Fluctuations

     The Company transacts substantially all of its purchases and sales in U.S. dollars while the majority of the Company's operating expenses are in Canadian dollars. The Company does not have any hedging programs in place to manage the potential exposure to fluctuations in the U.S./Canadian dollar exchange rate. Fluctuations in the U.S./Canadian dollar exchange rate could have a material adverse effect on the Company's earnings and cash flows. See "Exchange Rates" at the forepart of this Registration Statement and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Foreign Currency Fluctuations."

Forward-Looking Statements

     In addition to historic information, this Registration Statement includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "plans," "intends," "management believes," "the Company believes" and similar words or phrases. Such statements are based on current expectations and are subject to risks, uncertainties and assumptions. Certain of these risks are described in the section of this Registration Statement entitled "Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Although the Company believes that its expectations are based on reasonable assumptions within the bounds of its business and operations, actual results may differ materially from expectations that may be expressed or implied from any forward-looking statements contained in this Registration Statement. Factors that could cause actual results to differ from expectations include, and are not limited to, the failure of the Internet and/or online auctions to become widely accepted as a viable medium of commerce, inability of the Company directly and/or through its marketing and advertising alliances to attract a sufficient number of customers to the Company's site, the failure or delay of market acceptance of the Company's auction services, the Company's future need for additional capital and the uncertainty of the availability of funding, the ability of the Company to compete with other E-tailing and online auction businesses, failure to timely license or develop new technologies, delays in the issuance of, or the failure to obtain, patents for certain proprietary technologies, problems with important vendors and business partners on whom the Company relies, risk of system failure or interruption, implementation and enforcement of government regulations, the failure of the Company's suppliers and strategic partners to resolve any Year 2000 issues and other risks or uncertainties described in this Registration Statement.

Possible Issuance of Preference Shares

     The Company's Preference Shares may be issued by the Board of Directors without shareholder approval on such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of the holders of any series of Preference Shares that may be issued in the future. The issuance of a series of Preference Shares could have the effect of delaying, deterring or preventing a change in control of the Company. See "Description of Securities To Be Registered."

Possible Volatility of Stock Price

     The Company has applied for its Common Shares to be quoted for trading on The Nasdaq SmallCap Market under the symbol BIDS. The trading price of the Common Shares on The Nasdaq SmallCap Market is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Company's quarterly operating results, announcements of technological innovations or new services by the Company or its competitors, changes in financial estimates by securities analysts, conditions or trends in the Internet and online commerce industries, changes in the market valuations of other Internet or online service companies, announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments, additions or departures of key personnel, sales of Common Shares or othe securities of the Company in the open market and other events or factors, many of which are beyond the Company's control. Further, the stock markets in general, and The Nasdaq Markets and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. The trading prices of many technology companies' stocks are at or near historical highs and reflect valuations substantially above historical levels. There can be no assurance that these trading prices and valuations will be sustained. These broad market and industry factors may materially and adversely affect the market price of the Common Shares, regardless of the Company's operating performance. Market fluctuations, as well as general political and economic conditions such as recession or interest rate or currency rate fluctuations or economic turmoil in Southeast Asia, South America or elsewhere in the world, may have a negative effect on market prices of stocks generally, which could adversely affect the market price of the Common Shares even though the Company may have no customers or operations in those regions. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against the subject company. Such litigation, if instituted against the Company, could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, results of operations, cash flow, financial condition and prospects.

No Prior Market for Common Shares in United States; Risk of Low Priced
Stock

     Prior to the effective date of this Registration Statement, there has been no public market for the Company's Common Shares in the United States, and there can be no assurance that an active public market will develop in the United States or be sustained after the effective date of this Registration Statement or that investors will be able to sell the Common Shares should they desire to do so. In addition, historically the Company's Common Shares have frequently traded on the TSE at prices below $5.00. Should a similar trading range continue on Nasdaq after the effective date of this Registration Statement, the Common Shares could become characterized as "penny stocks" which could severely affect market liquidity. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq or a national securities exchange and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. The penny stock regulations would adversely affect the market liquidity of the Common Shares by limiting the ability of broker/dealers to trade the stock and the ability of purchasers of the Common Stock to sell in the secondary market.

Shares Eligible For Future Sale

     This Registration Statement registers the Company's class of Common Shares pursuant to the Exchange Act. It does not register the sale of any Common Shares by the Company or any shareholder pursuant to the Securities Act of 1933, as amended (the "Securities Act"). The Common Shares may be sold in the United States as set forth below. As of the effective date of this Registration Statement, there are ______________ Common Shares outstanding. Of these shares, ______________ Common shares will be freely tradable immediately upon the effective date of this Registration Statement, except for those shares held by "affiliates," as defined in rule 144 ("Rule 144") under the Securities Act. The remaining outstanding Common Shares may be sold from time to time in accordance with Rule 144 (such shares being referred to herein as "Restricted Shares") or, if applicable, may be sold in accordance with Rule 701 (as defined below). In addition, as of April 1, 1999, there were outstanding options and warrants to purchase an aggregate of 2,026,796 Common Shares. Sales of substantial amounts of the Company's Common Shares (including shares issued upon the exercise of outstanding options and warrants) in the public market could have a materially dilutive effect on the prevailing market price of the Common Shares and the ability of the Company to raise equity capital in the future.

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Registration Statement, a person (or persons whose shares are required to be aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of Common Shares then outstanding (which will equal approximately 481,250 shares immediately upon the effective date) or (ii) the average weekly trading volume of the Common Shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701 under the Securities Act ("Rule 701") permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Any employee, officer or director of or consultant to the Company who, prior to the effective date of this Registration Statement, purchased his or her shares or received options to purchase Common Shares, pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701 with respect to options or shares issued in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this Registration Statement before selling such shares.

      In addition, Rule 701 shares and shares issued upon exercise of options granted after the effective date of this Registration Statement pursuant to written compensatory plans or contracts may be sold pursuant to a short form registration statement on Form S-8 filed by the Company. This type of registration statement is automatically effective upon filing with the Securities and Exchange Commission. Certain restrictions under Rule 144 may apply to sales of shares registered on an S-8 registration statement. The Company has not entered into any commitments to file any registration statements on Form S-8, but may from time to time register shares under such registration statements as long as it is eligible to use this form under applicable rules.

Enforceability of Civil Liabilities

     The Company is incorporated under the laws of the Province of Ontario, Canada, certain of the Company's directors and officers are residents of Canada and a substantial part of the assets of the Company and all or a substantial portion of the assets of such persons are located outside the United States.

As a result, it may be difficult for holders of Common Shares to effect service of legal process within the United States upon those directors and officers who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under the Securities Act of 1933, as amended, or the Exchange Act or the rules and regulations promulgated under such statutes. The Company believes, based on advice of its Canadian counsel, that a judgment of a United States court predicated solely upon civil liability under such U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, the Company believes, based on such counsel's advice, that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon such U.S. federal securities laws.

No Dividends

     The Company has paid no cash dividends on any of its shares of capital stock and has no plans to pay dividends in the foreseeable future. The Company currently intends to retain all other earnings, if any, for working capital and general corporate purposes.

ITEM 2 - DESCRIPTION OF PROPERTY

     The Company's principal administrative, engineering, merchandising and marketing facilities total approximately 10,165 square feet and are located on one floor of an office building in Mississauga, Ontario, Canada, under a lease that commenced on November 1, 1998 for a three year term. The Company also leases premises in Tampa, Florida where four employees are located. The Company believes that it has adequate space for its current needs. As the Company expands, it expects that suitable additional space will be available on commercially reasonable terms. The Company does not own any real estate nor does it currently own or lease warehouse space. The Company relies, instead, on direct shipments from vendors or contract warehouses for its fulfillment and logistics requirements.

     In June 1999, the Company plans to open an office in Dublin, Ireland. The Company is in the process of locating suitable premises.

ITEM 3 - LEGAL PROCEEDINGS

     Neither the Company nor any of its subsidiaries, is a party to or the subject of any material legal proceedings nor are any such proceedings known by the Company to be contemplated against the Company or any of its subsidiaries.

ITEM 4 - CONTROL OF REGISTRANT

     To the knowledge of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding Common Shares of the Company.


     The following table shows certain information as of April 6, 1999 with respect to the beneficial ownership of Common Shares by the Company's executive officers and directors as a group (12 persons).


                                        Amount of Shares
                                       Beneficially Owned     Percent of Class
                                ------------------------------------------------

All Directors and Executive
Officers as a Group (12 persons)        3,585,350 (1)(2)          7.0%


-----------------

(1) Includes an aggregate of 1,120,000 Common Shares subject to options and warrants exercisable within 60 days from the effective date of this Registration Agreement held by certain directors and executive officers.

(2) Does not include: (i) any Common Shares held by HDL Capital Corporation ("HDL"); Mr. Bulger is an officer and principal of HDL; (ii) 1.0 million Common Shares purchased by AOL; Mr. Singer is senior vice president of AOL Studios, a division of AOL; (iii) 1.5 million Common Shares and a warrant to purchase 100,000 Common Shares purchased by Rogers Media; Mr. Abramsky is an officer of Rogers Media; (iv) 25,000 Common Shares held by Terri Pamenter, David Pamenter's wife; (v) options granted to Paul Hart to purchase 50,000 Common Shares which options have not yet vested (vi) options granted to James I. Moskos to purchase 25,000 Common Shares which options have not yet vested; and (vii) options granted to Robert Joynt to purchase 5,000 Common Shares which options have not yet vested. See "Directors and Officers of Registrant" and "Interest of Management in Certain Transactions."

     BID.COM knows of no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

ITEM 5 - NATURE OF TRADING MARKET

     The Common Shares of the Company commenced trading on The Toronto Stock Exchange (the "TSE") on February 9, 1998. The Common Shares have been traded under the symbol "BII" since July 18, 1998, and prior to that traded on the TSE under the symbol "ILI." From June 6, 1996 to February 9, 1998, the Common Shares were quoted for trading on the Canadian Dealing Network ("CDN") under the symbol "ILII." Prior to the effective date of this Registration Statement, the Common Shares were not listed or quoted for trading on any securities markets within the United States. The Company has applied for its Common Shares to be quoted for trading on The Nasdaq SmallCap Market under the symbol BIDS. The following table sets forth the range of high and low sales prices (rounded to the nearest hundredth) as reported by CDN and the TSE during the calendar quarters set forth therein:


          1997                  High                 Low
          ----                  ----                 ---
                              (Cdn $)              (Cdn $)

      1st Quarter               1.45                0.80

      2nd Quarter               1.25                0.73

      3rd Quarter               4.05                0.85

      4th Quarter               5.00                2.25


          1998                  High                 Low
          ----                  ----                 ---
                              (Cdn $)              (Cdn $)

      1st Quarter               3.90                1.95

      2nd Quarter               3.80                1.12

      3rd Quarter               2.08                0.65

      4th Quarter               6.00                0.56


          1999                   High                   Low
          ----                   ----                   ---
                                (Cdn$)                (Cdn$)


1st Quarter (through             13.90                  3.80
March 26, 1999)

     As of March 23, 1999, the Company had 1,095 shareholders of record holding 48,125,396 Common Shares, of which 64 shareholders holding 4,946,002 Common Shares had an address of record in the United States. Common Shares held by the principal depositary in the United States amounted to 4,740,316 or 10.0% of the issued Common Shares of BID.COM, which shares are held for participants' accounts.

     After the effective date of this Registration Statement, BID.COM will be subject to periodic reporting obligations under Sections 13 and 15(d) of the Exchange Act and the rules and regulations promulgated thereunder. Pursuant to such statues and regulations, the Company intends to file with the Securities and Exchange Commission annual reports on Form 20-F and periodic reports on Form 6-K. BID.COM is a foreign private issuer as defined under Rule 3b-4 of the Exchange Act, and, as such, will not be subject to the proxy rules promulgated under Section 14 of the Exchange Act or the insider short-swing profit reporting rules promulgated under Section 16 of the Exchange Act for as long as it maintains its foreign private issuer status.

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. See "Taxation-Canadian Federal Income Tax Considerations."

     There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares or Preference Shares with voting rights (collectively, "Voting Shares"), other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act (the "WTOA Act"). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in Voting Shares of the Company by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company were Cdn$5.0 million or more. An investment in Voting Shares of the Company by a WTO Investor would be reviewable under the Investment Act if it were an investment to acquire direct control of the Company, and the value of the assets of the Company equaled or exceeded Cdn$184.0 million. A non-Canadian, whether a WTO Investor or otherwise, would acquire control of the Company for purposes of the Investment Act if he or she acquired a majority of the Voting Shares of the Company. The acquisition of less than a majority, but at least one-third of the Voting Shares of the Company, would be presumed to be an acquisition of control of the Company, unless it could be established that the Company was not controlled in fact by the acquirer through the ownership of Voting Shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) thaT is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a WTO investor if it is a "WTO investor-controlled entity" pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member.

     Certain transactions involving Voting Shares of the Company would be exempt from the Investment Act, including: (a) an acquisition of Voting Shares of the Company if the acquisition were made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

ITEM 7 - TAXATION

Canadian Federal Income Tax Considerations

     The following summary describes material Canadian federal income tax consequences generally applicable to a holder of Common Shares who is not a resident of Canada, and who, for purposes of the Income Tax Act (Canada) (the "ITA"), (i) holds such shares as capital property and (ii) deals at arm's length with the Company. Generally, Common Shares will be considered capital property to a holder provided that such holder does not hold such securities in the course of carrying on a business anD has not acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade which includes a transaction or transactions of the same kind and carried on in the same manner as a transaction or transactions of an ordinary trade or dealer in property of the same kind.

     This summary is based upon the current provisions of the ITA and the regulations thereunder and on an understanding of the published administrative practices of Revenue Canada. This summary does not take into account or anticipate any possible changes in law, or the administration thereof, whether by legislative, governmental or judicial action, except proposals for specific amendment thereto which have been publicly announced by the Canadian Minister of Finance prior to the date hereof.

     This summary does not address all aspects of Canadian federal income tax law that may be relevant to shareholders based upon their particular circumstances, and does not deal with provincial, territorial or foreign income tax consequences, which might differ significantly from the consequences under Canadian federal income tax law.

     Shareholders are advised to consult their tax advisors regarding the application of the Canadian federal income tax law to their particular circumstances, as well as any Canadian provincial, territorial or other tax consequences or any U.S. federal, state or local tax consequences or other foreign income tax consequences of the acquisition, ownership and disposition of Common Shares of the Company.

Taxation of Dividends.

     A holder of a Common Share who is not resident in Canada for purposes of the ITA (a "Non-Resident") will be subject to Canadian withholding tax on dividends paid or credited, or deemed under the ITA to be paid or credited, to the holder of the Common Share. The rate of withholding tax under the ITA on dividends is 25% of the amount of the dividend. Such rate may be reduced under the provisions of an applicable international tax treaty to which Canada is a party. Pursuant to the tax treaty that Canada has entered into with the United States (the "Canada-U.S. Treaty"), the rate of Canadian withholding tax applicable in respect of dividends paid or credited by a Canadian corporation to a shareholder resident in the United States, is generally reduced to 15%, or 5% in the case of a corporate holder which owns 10% or more of the voting stock. A foreign tax credit for the tax withheld may be available to a holder resident in the United States against U.S. federal income taxes. (See "U.S. Federal Income Tax Considerations - Treatment of Dividend Distributions"). Moreover, pursuant to Article XXI of the Canada-U.S. Treaty, an exemption from Canadian withholding tax generally is available in respect of dividends received by certain trusts, companies and other organisations whose income is exempt from tax under the laws of the United States.

Disposition of Common Shares.

     A Non-Resident holder of a Common Share will not be subject to tax under the ITA in respect of a capital gain realized on the disposition of a Common Share unless the Common Share constitutes or is deemed to constitute "taxable Canadian property" (as defined in the ITA). Shares of a corporation that are listed on a prescribed stock exchange (which includes shares traded on a U.S. stock exchange and the National Association of Securities Dealers Automated Quotation System) are generally not considered to be taxable Canadian property. However, shares that are traded on a prescribed Canadian or prescribed foreign exchange (including those noted above in the United States) can be taxable Canadian property since the definition of taxable Canadian property also includes any Common Share held by a Non-Resident if, at any time during the five-year period immediately preceding its disposition, not less than 25% of the issued shares of any class or series of shares of the Company belong to the NonResident, to persons with whom the Non-Resident did not deal at arm's length or to any combination thereof.

     For the purposes of determining whether a property is a taxable Canadian property, a person holding an option to acquire Common Shares or other securities convertible into or exchangeable for Common Shares, or otherwise having an interest in Common Shares, will be considered to own the Common Shares that could be acquired upon the exercise of the option, the conversion or exchange rights or in which there is such interest. Taxable Canadian property also includes any Common Share held by a NonResident if the Non-Resident used the Common Share in carrying on a business (other than an insurance business) in Canada, or, if the Non-Resident is a Non-Resident insurer, any Common Share that is its "designated insurance property" for the year. A Common Share will also constitute taxable Canadian property of a former Canadian resident who made an election under section 128.1 of the ITA in respect of such shares on ceasing to be resident in Canada. The aforementioned rules can apply to any class of shares.

     A Non-Resident whose Common Shares constitute or are deemed to constitute taxable Canadian property will realize upon the disposition or deemed disposition of a Common Share, a capital gain (or a capital loss) to the extent that the proceeds of disposition are greater than (or less than) the aggregate of the adjusted cost base to the holder of a Common Share and any reasonable costs of disposition.

     Three-quarters of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder's income. Three-quarters of any capital loss realized by a holder may, subject to certain restrictions applicable to holders that are corporations, normally be deducted from the holder's taxable capital gains realized in the year of disposition, the three preceding taxation years or any subsequent taxation years, subject to detailed rules contained in the ITA.

     A purchase of Common Shares by the Company (other than a purchase of Common Shares by the Company on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the ITA equal to the difference between the amount paid by the Company on the purchase and the paid-up capital of such shares determined in accordance with the ITA. The paid-up capital of such shares may be less than the cost of such shares to the holder. The amount of any such deemed dividend will reduce the proceeds of disposition of the Common Shares to the holders for the purpose of computing the amount of the capital gain or loss under the ITA of the holder. Any such dividend deemed to have been received by a Non-Resident holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the Common Share to the Non-Resident holder for the purpose of computing the amount of the Non-Resident holder's capital gain or loss under the ITA.

     Even if the Common Shares constitute or are deemed to constitute taxable Canadian property to a Non-Resident holder and their disposition would give rise to a capital gain, an exemption from tax under the ITA may be available under the terms of an applicable international tax treaty to which Canada is a party. A holder resident in the United States for purposes of the Canada-U.S. Treaty will generally be exempt from Canadian tax in respect of a gain on the disposition of Common Shares provided that the value of the Common Shares is not derived principally from real property situated in Canada. Article XIII paragraph 5 of the Canada-U.S. Treaty provides that the treaty provision which normally exempts U.S. residents from Canadian tax on the sale of property (paragraph 4) such as shares does not apply where the U.S. resident was a Canadian resident for 120 months during any period of 20 consecutive years preceding the time of the sale and the individual was resident in Canada at any time during the ten years immediately preceding the sale. If the exemption from such Canadian tax in respect of such gain is not available under the Canada-U.S. Treaty, a foreign tax credit may be available for U.S. federal income tax purposes. Non-Residents are advised to consult their tax advisers with regard to the availability of a treaty exemption.

U.S. Federal Income Tax Considerations

     The following summary describes material United States federal income tax consequences arising from the purchase, ownership and sale of Common Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this Registration Statement. The consequences to any particular investor may differ from those described below by reason of that investor's particular circumstances. This summary does not address the considerations that may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, tax-exempt organizations, investors who own (directly, indirectly or through attribution) 10% or more of the Company's outstanding voting stock, persons who are not citizens or residents of the United States, or persons which are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States. This summary is addressed only to a holder of Common Shares who is (i) a citizen or resident of the United States who owns less than 10% of the Company's outstanding voting stock, (ii) a corporation organized in the United States or under the laws of the United States or any state thereof, or (iii) an estate or trust, the income of which is includable in gross income for United States federal income tax purposes regardless of source (a "U.S. Holder").

     Each shareholder should consult with his own tax advisor as to the particular tax consequences to him of the purchase, ownership and sale of Common Shares including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Treatment of Dividend Distributions

     Subject to the discussion below under "Tax Status of the Company -- Passive Foreign Investment Company," a distribution by the Company to a U.S. Holder in respect of the Common Shares (including the amount of any Canadian taxes withheld thereon) will generally be treated for United States federal income tax purposes as a dividend to the extent of the Company's current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds the Company's current and accumulated earnings and profits, as so computed, it will first reduce the U.S. Holder's tax basis in the Common Shares owned by him, and to the extent it exceeds such tax basis, it will be treated as capital gain from the sale of Common Shares.

     While it is not anticipated that the Company will pay dividends in the foreseeable future (see "Risk Factors -- No Dividends"), the gross amount of any distribution from the Company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder's gross income, will be subject to tax at the rates applicable to ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars by the Company to a U.S. Holder will equal the U.S. dollar value of the amount of the dividend paid in Canadian dollars, at the exchange rate in effect on the date the dividend is considered to be received by the U.S. Holder, regardless of whether the Canadian dollars are actually converted into United States dollars at that time. Canadian dollars received by a U.S. Holder will have a tax basis equal to the U.S. dollar value thereof determined at the exchange rate on the date of receipt. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of Canadian dollars into U.S. dollars will generally be treated as U.S. source ordinary income or loss to such holder. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian dollars received which are converted into dollars subsequent to receipt.

     A U.S. Holder generally will be entitled to deduct any Canadian taxes withheld from dividends in computing United States taxable income, or to credit such withheld taxes against the United States federal income tax imposed on such U.S. Holder's dividend income. No deduction for Canadian taxes may be claimed, however, by a noncorporate U.S. Holder that does not itemize deductions. The amount of foreign taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Distributions with respect to Common Shares that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company with respect to the Common Shares will generally constitute "passive income."

Sale or Exchange of a Common Share

     Subject to the discussion below under "Tax Status of the Company -- Passive Foreign Investment Company," the sale or exchange by a U.S. Holder of a Common Share will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the Common Share sold. Such gain or loss will be capital gain or loss provided that the Common Share is a capital asset in the hands of the holder. The gain or loss realized by noncorporate U.S. Holder on the sale or exchange of a Common Share will be long-term capital gain or loss subject to tax at a maximum tax rate of 20% if the Common Share had been held for more than one year. If the Common Share had been held by such noncorporate U.S. Holder for not more than one year, such gain will be short-term capital gain subject to tax at a maximum rate of 39.6%. Finally, gain realized by a noncorporate U.S. Holder with respect to Common Shares acquired after December 31, 2000 and held for more than five years, shall be taxed at a maximum rate of 18%. Gain realized by a corporate U.S. Holder will be subject to tax at a maximum rate of 35%. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of Common Shares.

     See discussion under "Taxation -- Canadian Federal Income Tax Considerations -- Disposition of Common Shares" for a discussion of taxation by Canada of capital gains realized on sales of capital assets.

Tax Status of the Company

     Personal Holding Companies. A non-U.S. corporation may be classified as a personal holding company (a "PHC") for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the Company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value (the "PHC Ownership Test") and (ii) such non-U.S. corporation receives 60% or more of its U.S. related gross income, as specifically adjusted, from certain passive sources such as dividends and royalty payments (the "PHC Income Test"). Such a corporation is taxed (currently at a rate of which are effectively connected with the conduct of a U.S. trade or business) to the extent amounts at least equal to such income are not distributed to shareholders. The Company believes that it is not currently a PHC. However, no assurance can be given that either test will not be satisfied in the future.

     Foreign Personal Holding Companies. A non-U.S. corporation will be classified as a foreign personal holding company (an "FPHC") for United States federal income tax purposes if both of the two following tests are satisfied:
(i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% in later years) of its gross income (regardless of source), as specifically adjusted, from certain passive sources. If such a corporation is classified as a FPHC, a portion of its "undistributed foreign personal holding company income" (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is classifiable as a FPHC. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their shares prior to such date would not be subject to tax under these rules. The Company believes that it is not currently a FPHC. However, no assurance can be given that it will not qualify as a FPHC in the future.

     Passive Foreign Investment Company. The Company will be a passive foreign investment company ("PFIC") if 75% or more of its gross income (including the pro rata share of the gross income of any company (United States or foreign) in which the Company is considered to own 25% or more of the shares (determined by market value)) in a taxable year is passive income. Alternatively, the Company will be considered to be a PFIC if at least 50% of the value of the Company's assets (averaged over the year) (including the pro rata share of the value of the assets of any company in which the Company is considered to own 25% or more of the shares (determined by market value)) in a taxable year are held for the production of, or produce, passive income. Passive income includes interest, dividends, royalties, rents and annuities.

     The Company does not believe it was a PFIC during 1998. However, there can be no assurance that the Company will not be classified as a PFIC in 1999 or thereafter.

     If the Company is a PFIC for any taxable year, U.S. Holders would, upon certain distributions by the Company and upon disposition of the Common Shares at a gain, be liable to pay tax at the then prevailing income tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Common Shares. If the Company is treated as a PFIC for any taxable year, holders should consider whether to elect to treat the Company as a "qualified electing fund" ("QEF Election") for United States federal income tax purposes. If a holder has a QEF Election in effect for all taxable years that such holder has held the Common Shares and the Company was a PFIC, distribution and gain will not be recognized ratably over the holder's holding period or subject to an interest charge, and gain on the sale of Common Shares will be characterized as capital gain. Instead, each such holder is required for each taxable year that the Company is a PFIC to include in income a pro rata share of the undistributed ordinary earnings of the Company as ordinary income and a pro rata share of the undistributed net capital gain of the Company as long-term capital gain. As an alternative to making a QEF Election, a U.S. Holder may elect to make a mark-to-market election (the "Mark-to-Market Election") with respect to the Common Shares owned by him. Under such election, a U.S. Holder includes in income each year an amount equal to fair market value of the Common Shares owned by him as of the close of the taxable year over the shareholder's adjusted basis in such shares. The U.S. Holder would be entitled to a deduction for the excess, if any, of such holder's adjusted basis in his Common Shares over the fair market value of such shares as of the close of the taxable year; provided however, that such deduction would be limited to the extent of any net mark-to-market gains with respect to the Common Shares included by the U.S. Holder for prior taxable years. The U.S. Holder's basis in his Common Shares is adjusted to reflect the amounts included or deducted pursuant to this election. Amounts included in income pursuant to the Mark-to-Market Election, as well as gain on the sale or exchange of the Common Shares, will be treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss, as well as to any loss realized on the actual sale or exchange of the Common Shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such shares. The Mark-to-Market election applies to the tax year for which the election is made and all later tax years, unless the Common Shares cease to be marketable or the Internal Revenue Service ("IRS") consents to the revocation of the election.

     U.S. Holders are urged to consult with their own tax advisors about making a QEF Election or Mark-to-Market Election and other aspects of the PFIC rules.

Back-Up Withholding and Information Reporting

     Under the Code, a U.S. Holder of Common Shares may be subject, under certain circumstances, to "backup withholding" at a 31% rate on cash payments in the United States of dividends on, and the proceeds of disposition of, a Common Share. Backup withholding will apply if a U.S. Holder (i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN,
(iii) is notified by the IRS tha it has failed to properly report receipts of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

ITEM 8 - SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with, and are qualified by reference to, the consolidated financial statements of the Company, and notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Registration Statement. The selected financial data as at, and for the years ended, December 31, 1996, 1997 and 1998, and as at, and for the four months ended, December 31, 1995 are derived from the consolidated audited financial statements of the Company, including the notes thereto, included elsewhere in this Registration Statement. The Company has prepared its audited financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). However, as applied to the Company, for all fiscal periods for which financial data are presented in this Registration Statement, Canadian GAAP and U.S. GAAP were substantially identical in all material respects, except as disclosed in Note 12 to the Company's consolidated financial statements and as described below.


     The Company's financial statements and the selected financial data set forth below are presented in Canadian dollars. Where applicable, financial data presented in this table for the year ended December 31, 1998 has been translated from Canadian dollars into U.S. dollars for convenience purposes at the representative exchange rates of Cdn$1.5375 to US$1.00, the noon buying rate in New York City on December 31, 1998 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Canadian dollar amount represents, or has been converted into, U.S. dollars at this or any other rate.

Selected Financial Data

  Statement of Operations Data:

                                       Year Ended                                    Four Months
                                       December 31                                   Ended Dec 31
                         -------------------------------------------------------------------------
                              1998           1998          1997           1996         1995(1)
                              ----           ----          ----           ----         ------
                             (Cdn$)         (U.S.$)       (Cdn$)         (Cdn$)        (Cdn$)
                            (in thousands except for per share data)
Revenues..................   20,089         13,066         2,671            51              -
Expenses
  Direct expenses.........   19,361         12,593         2,916            12              -
  Advertising
   and promotion..........   12,594          8,191         2,521           403             12
  General & administrative    5,751          3,740         3,176         1,453            112
  Software development
   and technology.........      889            578           541           194             10
  Depreciation and
   amortization...........      201            131           122           100              1
    Total expenses........   38,796         25,233         9,396         2,162            135
Loss from operations......  (18,707)       (12,167)       (6,725)       (2,111)          (135)
Canadian GAAP
Net (loss)................  (18,707)       (12,167)       (6,725)       (2,111)          (135)
Loss per common share.....    (0.79)         (0.51)        (0.55)        (0.21)         (0.01)
Weighted average number
   of common shares.......   23,819         23,819        12,297         9,598          3,375

U.S. GAAP
Pro forma (loss)..........  (19,941)       (12,970)       (8,134)       (2,281)          (135)
Pro forma loss per
 common share.............    (0.84)         (0.55)        (0.66)        (0.23)         (0.01)
Weighted average number
 of common shares.........   23,819         23,819        12,297         9,598          3,375

Balance Sheet Data:(2)

                                             As at December 31
              -----------------------------------------------------------------------------------
                            1998           1998            1997              1996            1995
                         -------        -------          ------            ------          ------
                          (Cdn$)        (U.S.$)          (Cdn$)             (Cdn$)          (Cdn$)
                                                      (in thousands)
Working capital.......    17,929         11,661           5,088              (559)             62
Total assets..........    21,047         13,690           6,886               471             145
Total long-term debt..         -              -               -                 -               -
Shareholders equity...    18,622         12,112           5,563              (209)            116

------------------------
(1) The Company commenced its present business in September 1995.

(2) The Company has not paid dividends since its formation.

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     BID.COM is a sales and marketing company striving to become the pre-eminent online auction house and a leading E-tailer. The Company operates business-to-consumer online auctions at its BID.COM Web site and at other URLs. The Company recently completed the development of a business-to-business auction service and intends to operate business-to-business auctions in selected vertical industry sectors and to conduct liquidation auctions for bankruptcy trustees and other liquidators. The Company also seeks to license its proprietary online auction technology to support private brand online auctions and interactive auctions in a variety of other communication media.

     The business of the Company was commenced by Internet Liquidators Inc., an Ontario corporation, in September 1995. In May 1996, Internet Liquidators USA Inc., a wholly owned subsidiary of Internet Liquidator Inc. was incorporated under the laws of Florida, and Internet Liquidators International Inc., an Ontario corporation, acquired all of the shares of Internet Liquidators Inc. In January 1997, the Company was formed, as an Ontario corporation, by amalgamation of Internet Liquidators Inc. and Internet Liquidators International Inc. In June 1998, the Company changed its name from Internet Liquidators International Inc. to BID.COM International Inc.

     From incorporation through April 1996, the Company had no revenues. During this period, the Company focused on development of its proprietary technology and computer infrastructure and the initial planning and development of its Web site and operations. The Company launched its auction Web site in April 1996 under the URL www.internetliquidators.com, but did not begin to actively promote or advertise its Web site until May 1997. From April 1996 until May 1997, the Company focused on securing its initial relationships with AOL and the Toronto Star, which were concluded in February 1997, and developing an advertising and promotion plan for its business, while continuing to develop its technology and Web site and build its business infrastructure. The Company generated only minimal revenues during this period.

     In May 1997, the Company initiated its marketing and advertising campaign and, as a result, began generating more significant commercial revenues for auctions conducted at its Web site. In March 1998, the Company changed its Web site address to www.BID.COM. Since launching its BID.COM brand name, the Company's customer base has increased significantly. As of March 14, 1999, the Company had approximately 103,000 registered bidders, representing a 412.0% increase in registered bidders from January 1, 1998.

     The Company has not earned profits to date and at December 31, 1998 had an accumulated deficit of Cdn$27.7 million. The Company intends to continue to invest heavily in marketing and promotion, development of its technology, business-to-business auctions, multi-media auction platforms, the distribution of specialty products and other areas of its business, including the acquisition of, or strategic investments in, complimentary products, businesses or technologies. As a result, the Company expects to continue to incur losses for the foreseeable future and there can be no assurance that the Company will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company's control.

     The Company's policy is, generally, not to purchase inventory from merchandise vendors for resale in BID.COM auctions. Rather, the Company usually acquires the right to sell the merchandise under arrangements with its vendors. These arrangements typically provide that the supplier will reserve for sale by the Company specified quantities of products for a fixed period of time without obligating the Company to purchase these products until sales are made to the Company's customers. Prior to sale, the Company negotiates to receive either an agreed upon commission based upon the final selling price of the goods, or the difference between the actual selling price and a reserve price negotiated by the Company with a particular vendor. When an auction is completed, the Company charges the successful bidder's credit card. The Company typically purchases merchandise from suppliers only after a customer has purchased and paid for the product. The Company typically does not take actual possession of goods sold because goods are shipped directly from the supplier to the customer. The Company records the gross amount as revenue upon verification of the credit card authorization and shipment of the merchandise to the customer. Inventory on the Company's balance sheets reflects sales returns in transit which are valued at the lower of cost and net realizable value and at the option of the Company are held for resale or returned to suppliers for credit.

     Historically, the Company has offered lower margin categories of products, such as computers, computer accessories and computer upgrades. While the Company plans to continue offering these product categories, it has begun to shift its product mix and increase the number and variety of goods in higher margin product categories, such as consumer electronics, toys, games, sporting goods, memorabilia, jewelry, collectible sports and entertainment cards and travel and entertainment products and services. In addition, as part of its strategy to diversify revenue sources, the Company is seeking to increase revenue opportunities that yield higher gross margins than sales of products in online auctions, such as licensing its auction platform, marketing the Micra SoundCard collectible trading cards and other unique products and selling advertising space on its Web site.

     In connection with the introduction of the Company's marketing program in the third and fourth quarters of 1997, the Company initiated a promotional pricing strategy under which products were sold below cost or at significantly reduced profit margins. The Company continued that approach through most of 1998. As a result, the Company's earnings were significantly impacted. The Company recorded advertising and promotional expenses of Cdn$698,000 for the year ended December 31, 1997 and Cdn$3.52 million for the year ended December 31, 1998 to reflect the cost to the Company of its promotional pricing program during those periods. During the fourth quarter of 1998, the Company began to limit its promotional pricing practices and has continued this trend during the first quarter of 1999. However, the Company continues to sell a limited number of products at significantly reduced margins and, in the future, may from time to time use promotional pricing programs in connection with the introduction of new products and services, in response to competitive pressures or for other business reasons. In such cases, the Company anticipates that earnings will be reduced and such reductions may be significant.

     The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the "Selected Financial Data" and the Company's financial statements (including the notes thereto) appearing elsewhere in this Registration Statement. The financial statements appearing in the Registration Statement have been prepared in Canadian dollars and in accordance with Canadian GAAP and the results of operations discussed below are in Canadian dollars. At December 31, 1998 the exchange rate was US$1.00 to Cdn$1.5375. See "Exchange Rates." For a discussion of the differences between Canadian GAAP and U.S. GAAP as they apply to the financial statements of the Company, see Note 12 to the financial statements of the Company included elsewhere in this Registration Statement.

Results of Operations


 Comparison of Year Ended December 31, 1998 and December 31, 1997

     Revenues. Revenues are comprised of transactional revenues from the sale of merchandise plus commissions, shipping and handling costs. Revenues increased to Cdn$20.089 million for the year ended December 31, 1998 from Cdn$2.671 million for the year ended December 31, 1997, an increase of 652.1%. The increase reflects commercial sales for the full year ending December 31, 1998 as compared to only eight months (May to December) during the period ended December 31, 1997. In addition, the increase is attributable to the introduction of the BID.COM brand name in March 1998, and a significant increase in marketing and advertising expenditures and marketing relationships during the year ending December 31, 1998 as compared to the same period in 1997. From January 1, 1998 to December 31, 1998, the Company's customer base grew substantially as reflected by a 335.0% increase in registered bidders from approximately 20,000 to over 87,000.

     Direct Expenses. Direct expenses reflect negotiated reserve prices with vendors for the supply of goods sold by the Company. Direct expenses were Cdn$19.361 million (96.4% of revenues) for the year ended December 31, 1998 resulting in a gross margin of Cdn$728,000 or 3.6%, as compared to Cdn$2.916 million (109.2% of revenues) for the year ended December 31, 1997, resulting in a negative gross margin of Cdn$(245,000) or (9.2)%. The increase in cost of revenues reflects the significant growth of revenues during the year ended December 31, 1998 as compared to the year ended December 31, 1997. Improvement in the gross margin for the year ended December 31 1998 reflects the commencement of the Company's efforts to change its product mix to include sales of higher margin goods. During 1998, gross margins were 2.0% in the first quarter, (0.9%) in the second quarter, 3.2% in the third quarter and 6.9% in the fourth quarter. The Company anticipates that its direct expenses will vary, and may increase, as a percentage of revenues in future quarters.

     Advertising and Promotion Expenses. Advertising and promotion expenses consist primarily of advertising and marketing fees, loss leader promotions and expenses paid to strategic and marketing partners and other third parties from which the Company purchases advertising space, but does not include salaries and related expenses of the Company's sales and marketing personnel which are included in general and administrative expenses. Advertising and promotion expenses were Cdn$12.594 million for the year ended December 31, 1998, as compared to Cdn$2.521 million for the year ended December 31, 1997, an increase of 399.6%. As a percentage of revenues, advertising and promotion expenses fell to 62.7% of revenues for the year ended December 31, 1998 from 94.4% during the year ended December 31, 1997. Advertising and promotion expenses for the year ended December 31, 1998 include Cdn$3.52 million (18% of revenue) attributable to loss leader promotions and Cdn$7.0 million (34.8% of revenue) paid to AOL pursuant to the AOL Marketing Agreement. Advertising and promotion expenses for the year ended December 31, 1997 included Cdn$698,000 (26.0% of revenue for the year ended December 31, 1997) for loss leader promotions and Cdn$442,000 (17.0% of revenue) for payments to AOL pursuant to the AOL Marketing Agreement. The increase in advertising and promotion expenses reflects the substantial increase in advertising and marketing which the Company undertook in order to promote the BID.COM brand name, attract track traffic to its Web site and enlarge its customer base. Reduction of advertising and promotion expenses as a percentage of revenue reflects the significant growth in revenues from 1997 to 1998 and a reduced amount of promotional pricing activity. Under the new agreement and related arrangements with AOL, payments to AOL during the period March 1, 1999 to March 31, 2000 will decrease to $3.0 million from an anticipated $5.0 million under the old agreement.

     General and Administrative Expenses. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) of the Company other than fees to independent contractors on the research and development and technology staff which are included in software and development expenses; facility costs; foreign exchange expenses; professional fees; insurance costs; investor relations; computing and communications expenses; regulatory filing fees and travel and related costs. General and administrative expenses increased to Cdn$5.734 million during the year ended December 31, 1998 from Cdn$3.176 million in year ended December 31, 1997, an increase of 81.6%. As a percentage of revenues, general and administrative expenses decreased to 28.5% of revenues in 1998 from 118.2% of revenues in 1997. The increase in general and administrative expenses is attributable t an increase in salary and related expenses resulting from staff hired to accommodate the growth in business during 1998, and an increase in office supplies, rent, communication and other ancillary costs due primarily to the Company's growth during 1998 and losses due to foreign currency exchange expenses. The reduction in general and administrative expenses as a percentage of sales reflects economies of scales achieved as a result of a significant growth of revenues during the year ended December 31, 1998. See "-Foreign Currency Fluctuations."

     Software Development and Technology Expenses. Software development and technology expenses consist of costs associated with acquired and internally developed software, license agreements and research and development expenses, including fees to independent contractors and salaries and related expenses of Company personnel engaged in these activities. Software development and technology expenses increased to Cdn$889,000 for the year ended December 31, 1998 from Cdn$541,000 for the year ended December 31, 1997, a 34.5% increase. As a percentage of revenues, software development and technology expenses decreased to 4.4% of revenues during the year ended December 31, 1998 from 24.7% during the year ended December 31, 1997. The increase in software development and technology expenses is attributable primarily to the increased expenses incurred in connection with the redevelopment of the Company's auction platform, the purchase of a new accounting software package and the purchase and implementation of the personalization software engine. The reduction in software development and technology expense as a percentage of revenues is attributable to the significant growth in revenues during the period, and resulting economies of scale.

     Depreciation and Amortization. Depreciation and amortization expense was Cdn$201,000 for the year ended December 31, 1998 as compared to Cdn$122,000 for the year ended December 31, 1997, an increase of 64.8%. This increase was a result of a significant increase in equipment, computers, furniture and fixtures acquired by the Company during 1997 as the result of the growth of the Company.

Comparison of Years Ended December 31, 1996 and 1997 and Four Month Period Ended December 31, 1995

     Revenues. The Company did not commence actively marketing and promoting its Web site auctions until May 1997, and therefore generated only minimal revenues until May 1997. During the four month period ended December 31, 1995, the Company had no revenues as it was in the early stage of development of its technology platform and retail concept. Revenues for the year ended December 31, 1996 were Cdn$51,000. Revenues for the year ended December 31, 1997 were Cdn$2.671 million as a result of the commencement of more significant transactional business on the Web site in May 1997 and the growth of the Company's customer base due to alliances with the Company's strategic and marketing partners and the significant increase in Company's advertising.

     Direct Expenses. Direct Expenses for the four months ended December 31, 1995 and for the year ended December 31, 1996 were nil and Cdn$12,000, respectively, because the Company did not generate any significant revenues during these periods. Direct expenses were Cdn$2.916 million for the year ended December 31, 1997, resulting in a negative gross margin of Cdn$(245,000). The significant increase in direct expenses during 1997 and the resulting negative gross margin is attributable to a substantial increase in revenues. In addition, 1997 gross margins were affected by higher shipping and handling costs incurred by the Company to minimize shipping delays during a UPS strike. The Company elected not to pass these costs on to its customers.

     Advertising and Promotion Expenses. Advertising and promotion expenses were Cdn$2.521 million in the year ended December 31, 1997, including Cdn$698,000 for loss leader promotions. Advertising and promotion expenses were Cdn$403,000 in the year ended December 31, 1996 and Cdn$12,000 in the four months ended December 31, 1995. The Company conducted preliminary marketing during 1996, but substantially increased its efforts in 1997 with the execution of alliances with AOL and the Toronto Star.

     General and Administrative Expenses. General and administrative expenses for the years ended December 31, 1997 and 1996 were Cdn$3.157 million and Cdn$1.453 million, respectively. General and administrative expenses were Cdn$112,000 for the four month period ended December 31, 1995. The increase from period to period reflects the growth of the Company's infrastructure and staff as the Company progressed from the development to revenue generation stage.

     Software Development and Technology Expenses. Software development and technology expense was Cdn$10,000 for the four months ended December 31, 1995, Cdn$194,000 for the year ended December 31, 1996 and Cdn$661,000 for the year ended December 31, 1997. Software development and technology expenses for the four months ended December 31, 1995 and the year ended December 31, 1996 were attributable primarily to the engagement of a software consultant. Software development and technology expenses increased in 1997 due to the addition of a second software consultant and increased expenses incurred in connection with the redevelopment of the Company's auction platform launched in early 1998.

     Depreciation and Amortization. Depreciation and amortization expense for the four months ended December 31, 1995 and the years ended December 31, 1996 and 1997, were, respectively, Cdn$1,000, Cdn$100,000 and Cdn$122,000.

Liquidity and Capital Resources

     The Company has been funded to date primarily through a series of private placements of equity and, in one instance a convertible debenture, sales of equity to and investments from strategic partners and cash flow from operations. The Company has received aggregate proceeds of Cdn$52.043 million through its private offerings, including, as of March 19, 1999, an aggregate of Cdn$15.984 million from the subsequent exercise of options and Common Share purchase warrants sold in such offerings, and an aggregate of Cdn$4.30 million (including Cdn$1.0 million in the form of advertising credits) from sales to and investments from Rogers Media, Toronto Star and AOL.

     As of March 19, 1999, the Company had cash on hand and marketable securities of approximately Cdn$20.17 million. In addition, as of March 19, 1999, the Company had outstanding 3,795,659 exercisable options and warrants which expire at various times from 1999 and to 2002 ("Exercisable Warrants"). The exercise price of the Exercisable Warrants range from Cdn$1.00 to Cdn$1.75, and on March 19, 1999, the closing sales price of the Company's Common Shares on the TSE was Cdn$13.90. See "Trading History." If all of the Exercisable Warrants are exercised prior to their expiration, the Company will receive aggregate proceeds of Cdn$7.16 million, of which Cdn$3,867,500 represents proceeds from the exercise of Exercisable Warrants expiring in 1999. At December 31, 1998, the Company had cash on hand and marketable securities of approximately Cdn$16.6 million. See "Risk Factors-Need For Additional Financing."

     The Company believes that its present capital, anticipated proceeds from the expected exercise of the Exercisable Warrants and revenue from operations will be sufficient to finance its cash requirements for the next 12 months. Thereafter, the Company may need to raise additional funds. The exact amount of the Company's future capital requirements will depend on numerous factors, including, but not limited to, slower growth and adverse changes in the E-commerce environment, delays in the growth of the Company's customer base, government regulations, failure or delays in executing marketing programs, failure or delays in connection with expansion to Europe, growth that is more rapid than anticipated or competitive pressures. The Company may also need to raise additional funds sooner than anticipated in order to acquire businesses, technologies or products or fund investments and other relationships the Company believes are strategic. In addition, while the exercise prices of the Exercisable Warrants may currently be below the trading prices of the Company's Common Shares on the TSE, there can be no assurance that the Common Shares will continue to trade at prices that justify the exercise of the Exercisable Warrants, or that the holders of such warrants will, in fact, exercise them. Accordingly, the Company's actual capital requirements may vary from currently anticipated needs and such variations could be material.

     There can be no assurance that additional financing will be available when needed on commercially reasonable terms or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to funds its expansion, take advantage of strategic acquisitions, investment or licensing opportunities or respond to competitive pressures. Such inability to obtain additional financing when needed would have a material adverse effect on the Company's business, results of operations, financial condition and prospects. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of the Company's Common Shares.

     In the four month period ended December 31, 1995, the Company invested Cdn$55,000 in fixed assets for computer hardware, equipment, furniture and fixtures. Additions to fixed assets during 1996 and 1997 were Cdn$396,000 and Cdn$247,000, respectively, primarily for computer hardware. During 1998, the Company invested Cdn$351,000 in fixed assets, primarily for computer hardware, leasehold improvements and furniture and fixtures, and Cdn$68,000 for trademarks.

     The Company has an agreement with a financial institution that settles credit card transactions for online auction sales. Under this agreement, the Company is required to maintain a cash reserve account in an amount determined based on a percentage of sales for the preceding six months. As of December 31, 1998, the Company was required to maintain Cdn$1.50 million in this account.

     The Company has available an aggregate of approximately Cdn$27.635 million of net operating losses for tax purposes that may be used to reduce taxable income in future years, of which Cdn$135,000 expires in 2001, Cdn$2.1 million expires in 2002, Cdn$6.7 million expires in 2003 and Cdn$18.7 million expires in 2004. The Company's net operating losses are subject to assessment of the Company's tax returns by taxation authorities.

     Since its inception, the Company raised a significant portion of its funding from the following strategic investments and financings:

     Strategic Investments. In February 1997, Toronto Star purchased from the Company 1.0 million Common Shares and a warrant to purchase an additional 500,000 Common Shares which it subsequently exercised, resulting in aggregate proceeds to the Company of Cdn$1.425 million. In addition, in February 1997, AOL purchased 1.0 million Common Shares for an aggregate purchase price of Cdn$1.0 million, which AOL paid by extending to the Company advertising credits in the same amount in lieu of cash.

     In July 1998, the Company issued to Rogers Media a Series B special warrant and a Common Share warrant for an aggregate purchase price of Cdn$1.875 million. The Series B special warrant was deemed exercised on October 7, 1998, and the Company issued to Rogers Media 1,500,000 Common Shares for no additional consideration. The Common Share purchase warrant entitles Rogers Media to acquire up to 100,000 Common Shares of the Company at a price of Cdn$1.40 per Common Share. This Common Share purchase warrant is exercisable on the date which is the earlier of: (i) the 10th business day following the date on which the Company delivers a notice to the holder of such common share warrant confirming it has filed a registration statement or preliminary prospectus for an initial public offering of shares of the Company in the United States for proceeds of at least Cdn$7.0 million; and (ii) July 31, 1999.

     October 1997 Special Warrants. On October 3, 1997, the Company sold in a private placement a total of 6,335,000 special warrants at a price of Cdn$1.50 per special warrant for aggregate gross proceeds of Cdn$9.503 million. Each special warrant entitled the holder to acquire, for no additional consideration, one unit consisting of one Common Share and one-half of one share purchase warrant. The special warrants were exercised on February 2, 1998, for 6,335,000 Common Shares and 3,167,500 Common Share purchase warrants, each exercisable to purchase one Common Share at Cdn$1.65 per share. The 3,167,500 Common Share purchase warrants were exercised on January 3, 1999 resulting in additional proceeds to the Company of Cdn$5.226 million.

     The Company also granted to Yorkton Securities Inc. ("Yorkton") and First Marathon Securities Limited ("First Marathon"), placement agents for the offering, compensation warrants entitling them to receive, without the payment of any further consideration, up to 633,500 units (each unit consisting of one Common Share and one-half of one share purchase warrant) at a price of Cdn$1.50 per unit at any time until January 3, 1999. Both the compensation warrants and the underlying warrants were exercised at $1.65 per share resulting in aggregate proceeds to the Company of Cdn$1.473 million.


     August 1998 Special Warrants. On August 4, 1998, the Company sold in a private placement a total of 8,100,000 special warrants at a price of Cdn$1.40 per special warrant for aggregate gross proceeds of Cdn$11.340 million. Each special warrant entitled the holder to acquire, for no additional consideration, one unit consisting of one Common Share and one-half of one share purchase warrant. The special warrants were exercised on September 30, 1998, for 8,100,000 Common Shares and 4,050,000 share purchase warrants, each exercisable to purchase one Common Share at Cdn$1.65 per share. The 4,050,000 share purchase warrants were exercised, resulting in proceeds to the Company of Cdn$6.68 million.

     The Company also granted to Yorkton, placement agent for the offering, compensation warrants entitling Yorkton to receive, without payment of any further consideration, options to purchase up to 860,000 units (each unit consisting of one Common Share and one-half of one share purchase warrant) at a price of Cdn$1.40 per unit at any time until November 4, 1999. The options were exercised for 860,000 Common Shares and 430,000 share purchase warrants resulting in proceeds to the Company of Cdn$1.204 million. The 430,000 share purchase warrants were exercised, resulting in proceeds to the Company of Cdn$709,500.

     November 1998 Special Warrants. On November 30, 1998, the Company sold in a private placement 5,714,984 special warrants at a price of Cdn$1.75 per special warrant. The Company received proceeds of Cdn$10.001 million. Each special warrant entitles the holder thereof to acquire, for no additional consideration, one unit consisting of one Common Share and one-quarter of one share purchase warrant. The special warrants issued by the Company were exercised on January 28, 1999 for 5,714,984 Common Shares and 1,428,746 share purchase warrants, each exercisable to purchase one Common Share at Cdn$1.75 per share. Of these share purchase warrants, as of April 1, 1999, 1,195,270 were exercised, resulting in proceeds to the Company of Cdn$2.092 million. The remaining 233,476 warrants are exercisable until 5:00 p.m. (Toronto time) on the date which is the earlier of
(i) 10 business days following the date upon which the Company delivers a notice to all holders of share purchase warrants confirming that it has filed a preliminary prospectus or registration statement in connection with a public offering in the United States of America of at least Cdn$7.0 million, and (ii) December 31, 1999.

     The Company also granted to Yorkton, placement agent for the offering, compensation warrants which entitle Yorkton to receive, without payment of additional consideration, options to purchase up to 611,498 units (each unit consisting of one Common Share and one-quarter of one share purchase warrant) at a price of Cdn$1.75 per unit at any time prior to December 31, 1999. In January 1999, Yorkton exercised the options for units consisting of 611,498 Common Shares and 152,875 Common Share purchas warrants, each exercisable to purchase one Common Share at Cdn$1.75 per share, resulting in proceeds to the Company of Cdn$1,070,122. Yorkton exercised the 152,875 Common Share purchase warrants resulting in proceeds to the Company of Cdn$267,531.

Year 2000

     As the Year 2000 approaches, an issue exists for companies that rely on computers as a result of the computer industry's past practice of using two digits rather than four digits to identify the applicable year. Consequently, many software applications and programs may not properly recognize calendar dates beginning in the Year 2000. If not corrected, these applications and programs could fail or create erroneous results. To correctly identify the Year 2000, a four-digit year code field will be required to be what is commonly termed "Year 2000 compliant."

     The Company has conducted a comprehensive examination of its information technology systems and software applications to determine Year 2000 compliance. Based on its examination, the Company believes that these systems and software applications are Year 2000 compliant. The Company has hired a Year 2000 consultant to review the Company's examination and anticipates the consultant's review to be completed within the second quarter of 1999. The Company's auction site at www.bid.com has been developed to be fully Year 2000 compliant.

     The Company is reviewing its communications systems and other non-information technology systems to ascertain whether they are Year 2000 compliant. The Company expects to complete this review by the end of April 1999. The Year 2000 consultant will also review the Company's examination of these systems.


     The Company contacted significant suppliers and third-party service providers to identify Year 2000 problems and provide solutions to prevent the disruption of BID.COM business activities. The Company and its consultant are in the process of reviewing reponses from suppliers and third party providers. Material areas of potential exposure include electronic data exchange systems operated by third parties with whom the Company transacts business, credit card processing companies and banks on whom the Company relies for purchase transactions and other Internet providers and services such as AOL and Rogers Media, on whom the Company relies for advertising and promotion. The Company expects to complete its review of the compliance efforts by these parties in April 1999.

     Until the Company gains a better understanding of the readiness and plans of its third-party suppliers and service providers, it does not have a basis for determining, or developing a response to, or contingency plans for, a worst case scenario which might result from their failure to be Year 2000 compliant. At present, management anticipates that a likely worst case scenario would involve disruption of credit card transactions for purchases of products on the Web site auctions. This would likely lead to material interruption in product sales. When the Company completes its review of significant third party suppliers, it will assess worst case scenarios and, if necessary, develop one or more contingency plans.

     Management estimates that total costs attributable to Year 2000 compliance efforts, both for past efforts and present and anticipated future efforts, will be approximately Cdn$270,000, of which the Company has incurred approximately Cdn$200,000 to date. Management's estimate includes the expense the Company will incur in reviewing whether its significant suppliers and third-party service providers have resolved their own Year 2000 problems, including the costs of the Year 2000 consultant. The Company may incur additional expenses in connection with the development and implementation of a contingency plan, should the Company learn that any of its significant suppliers or third-party service providers may fail to achieve Year 2000 compliance on a timely basis. These expenses cannot be quantified at this time.

     Readers are cautioned that forward-looking statements contained in this subsection "Year 2000" should be read in conjunction with the Company's disclosure under the heading "Forward Looking Statements" in the forepart of this Registration Statement.


Euro Conversion


     In June 1999, the Company plans to open an office in Dublin, Ireland, to license the Company's auction technologies and provide related support services to European-based companies. Effective January 1, 1999, 11 of the 15 member countries of the European Union adopted the euro as their common legal currency and each participant established fixed conversion rates between their sovereign, or legacy, currencies and the common euro currency. The legacy currencies of the individual countries are scheduled to remain legal tender as denominations of the euro until January 1, 2002 (the "transition period"), when euro-denominated bills and coins will be introduced. During the transition period, public and private parties may choose to pay for goods and services using either the euro or the participating country's legacy currency. However, conversion rates no longer will be computed directly from one legacy currency to another. Instead, a "triangular" calculation must be utilized whereby an amount denominated in one legacy currency is first converted into a euro amount, and then the euro amount is converted into the second legacy currency. By July 1, 2002, the legacy currencies will be phased out entirely as legal tender.


     The Company currently conducts business operations in U.S. and Canadian dollars. Since the Company's information systems and processes generally accommodate multiple currencies, the Company anticipates that any necessary modifications to its information systems, equipment and processes to accommodate euro transactions will be made on a timely basis and does not expect any failures that would have a material adverse effect on the Company's financial position or results of operations, or that the costs of such modifications will have a material adverse effect on the Company's financial position or results of operations. The Company expects to spend approximately Cdn$1.0 million during 1999 to open and operate the Dublin office, including salaries, office rent and other expenses, including computers and telephones. These expenses include purchasing or modifying appropriate business software and arranging for banking relationships to allow the Company to invoice and accept payments, and pay its own suppliers, in legacy currencies and in euro.


     The auction software that the Company intends to license in Europe is designed to be multi-currency capable. The software is capable of performing multiple currency conversions, including triangular conversions. During the euro transition period, the Company anticipates that partners to whom it will license its auction technology will initially designate the currency zones in which they operate, and the Company can supplementally add zones to the auction software platform as these partners expand or move operations into other European countries. The cost of including the initial currency zones and of adding zones will be included within the licensing fees. Licensees will therefore be able to price auction products in legacy currencies and euro denominations. In order to accept credit card payments in euro and legacy currencies, licensees will be required to enter into arrangements with local banking vendors that can support their auction operations with respect to euro transactions on a timely basis.


     The Company does not have in place any hedging programs to manage the potential exposure to fluctuations in the euro/Canadian dollar exchange rate. As European operations expand, the Company may need to evaluate its currency exchange costs and rate exposure with respect to the euro during and after the transition period.


Foreign Currency Fluctuations

     The Company purchases substantially all of its products from suppliers, and sells substantially all of its products to customers, in U.S. dollars. The Company also incurs a significant amount of advertising and marketing expenses in U.S. dollars. However, the majority of the Company's other operating expenses are in Canadian dollars. Fluctuations in the U.S./Canadian dollar exchange rate with respect to the Company's operations are a function, primarily, of: (i) the relative value of the Canadian dollar to the U.S. dollar at any given time; and (ii) the relationship between the amount of revenues and financing received by the Company in U.S. dollars and the amount of Company expenditures being paid in Canadian dollars, on the one hand, and the amount of revenues and financing received by the Company in Canadian dollars and the amount of Company expenditures being paid in U.S. dollars, on the other hand. The Company does not have any hedging programs in place to manage the potential exposure to fluctuations in the U.S./Canadian dollar exchange rate.

     The Company incurred net losses from foreign currency exchange fluctuations of Cdn$724,000 in 1998 and Cdn$34,949 in 1997. The increase in the losses resulted from the devaluation of the Canadian dollar in 1998 as compared to 1997, the significant overall increase in Company revenue and expenditures in 1998 as compared to 1997 and, in particular, the significant increase in Company advertising and marketing expenses in 1998 as compared to 1997 See "Exchange Rates" at the forepart of this Registration and "-Results of Operation" above.

ITEM 9A-      QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

              (a) Quantitative Information about Market Risk

                  Not applicable.

              (b) Qualitative Information about Market Risk

                  Not applicable.

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT


         The following table sets forth the name, age and position of each of the directors and executive officers of the Company.

Name                                    Age    Position
----                                    ---    --------
Paul Godin(2),(4)                        45    Chairman of the Board of Directors and Chief Executive Officer
Jeffrey Lymburner(2),(4)                 42    Director, President, Secretary and Treasurer
T. Christopher Bulger(1),(2),(3),(4)     41    Director, Executive Vice President and Assistant Secretary
Michael Abramsky                         40    Director
Dr. Duncan Copeland(1),(3)               42    Director
David Pamenter                           51    Director and Assistant Secretary
Fred Singer                              35    Director
Charles S. Walker                        62    Director
Paul Hart                                43    Chief Financial Officer
Brent Bowes                              40    Vice President, Corporate Controller and Assistant Secretary
Robert W.A. Joynt                        51    Vice President--General Merchandising Manager
James I. Moskos                          36    Vice President--Technology

------------------------

(1) Member of Audit Committee
(2) Member of Executive Committee
(3) Member of the Compensation Committee
(4) Member of the Stock Option Committee

     The business experience of each of the directors and executive officers of the Company for at least the last five years is as follows:

Paul Godin is a founding shareholder of the Company and has served as Chairman of the Board of Directors and Chief Executive Officer since September 1995. Mr. Godin served as President of the Company from September 1995 until June 1998. Mr. Godin has 20 years of marketing experience in the retail and wholesale electronics and computer industries. From 1994 to 1995, Mr. Godin was Senior Vice President--Corporate Sales and Marketing for Completely Mobile Inc., a Canadian company which designs and implements wireless data systems. From 1993 to 1994, he was Vice President and General Manager of Casio Canada Inc., makers of calculators and household electronic goods. From 1990 to 1993 Mr. Godin was Vice President--Sales and Marketing, for Alpine Electronics of Canada Inc. and, prior to that, he privately consulted to Canadian Airlines, H.J. Heinz, and Clarion Canada.

Jeffrey Lymburner is a founding shareholder of the Company and has served as President of the Company since August 1998, Executive Vice President from September 1995 until August 1998 and as a Director, Secretary and Treasurer since September 1995. Mr. Lymburner is also President of the Company's subsidiary, Internet Liquidators USA Inc. From 1990 to 1995, Mr. Lymburner was President of Completely Mobile Inc., and prior to that, he served in various management positions with Multitech Warehouse Direct, Canadian consumer electronics retail chain.

T. Christopher Bulger has served as Executive Vice President of the Company since September 1998, and as a Director since June 1996 and as Assistant Secretary since September 1996. Mr. Bulger served as Chief Financial Officer of the Company from April 1996 to September 1998. Since 1994, Mr. Bulger has been an officer and a partner with HDL Capital Corporation, a Toronto-based merchant bank. Mr. Bulger devotes substantially all of his business time to Company affairs.

Michael Abramsky has served as a Director of the Company since August 1998. Mr. Abramsky joined Rogers New Media, in March 1997 and since January 1998 has been its President. From March 1996 to March 1997, Mr.

Abramsky was Vice President-Marketing for InSystems, a software development company. From February 1993 to March 1996, Mr. Abramsky was Vice President-Marketing for Delrina Corp. (now part of the Symantec Group), a software company. Prior to joining Delrina, Mr. Abramsky was the Marketing Director for Interleaf Canada.

Dr. Duncan Copeland has served as a Director of the Company since September 1995. Dr. Copeland is the President of Copeland & Company, a Washington D.C.- based international consultancy firm, and is a Visiting Professor of business at Georgetown University. From July 1989 to June 1996, Dr. Copeland served on the faculty of the Richard Ivey School of Business at the University of Western Ontario as a professor of Information Management and as Chief Information Officer of the institution.

David Pamenter has served as a Director of the Company since June 1997 and as an Assistant Secretary since January 1997. Since July 1995, Mr. Pamenter has been a partner in the Toronto, Ontario law firm of Gowling, Strathy & Henderson, Barristers & Solicitors, and from 1977 to 1995, Mr. Pamenter was a partner in the Toronto law firm of Lang Michener, Barristers & Solicitors.

Fred Singer has served as a Director of the Company since June 1997. Mr.
Singer has been the Senior Vice President of AOL Studios, a division of AOL, since November 1997. Mr. Singer also serves as an advisor and board member on several AOL Studios companies. From April 1996 to November 1996, Mr. Singer was Vice President--Corporate Development of AOL, and from November 1996 to November 1997 he was Vice President of AOL Studios. From 1992 to March 1996, Mr. Singer was founder and Vice President of Digital Inc., the Washington Post electronic subsidiary, and from August 1992 to July 1993, he served as a director of corporate development for the Washington Post Company. Mr. Singer also previously worked as an international consultant at Bain and Company and in various brand management positions with Proctor and Gamble.

Charles S. Walker has served as a Director of the Company since February 1999. Since January 1968, Mr. Walker haS served as the President and Chief Executive Officer of the Walker Group, Inc., a privately owned company involved in manufacturing, administration, fulfillment services and marketing to the automotive and consumer goods industries.

Paul Hart has served as Chief Financial Officer of the Company since October 1998 and Senior Vice President - Finance from August 1998 to September 1998. From March 1995 to July 1998, Mr. Hart was Vice President-Finance of Canadian Automatic Data Processing Services, Limited, and from June 1990 to February 1995, Mr. Hart served as Vice President and Treasurer of Simcoe Erie Investor Limited, an insurance company and part of the GAN Group.

Brent Bowes has served as Vice President of the Company since October 1998, as its Corporate Controller since May 1996 and as an Assistant Secretary since January 1997. From February 1991 to April 1996, Mr. Bowes was a Senior Accountant in the Corporate Finance Group of Deloitte & Touche, Chartered Accountants. Prior to that, Mr. Bowes served in various management positions within the manufacturing, financial and retail sectors.

Robert W.A. Joynt has served as the Vice President--General Merchandising Manager of the Company since January 1996. From July 1994 to December 1995, Mr. Joynt was Vice President--Sales and Marketing of Logitech Electronics Inc., a consumer electronics company and from September 1984 to June 1994, he served as President of Koss Limited and Vice President of Koss Corporation, a consumer electronics company.

James I. Moskos has served as the Vice President--Technology of the Company since September 1997. From September 1994 to August 1997, Mr. Moskos was Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development (the "Department") responsible for setting the technical direction for all aspects of application development. From 1992 to 1994, Mr. Moskos was Client Services Manager for the Department.

     Under Canadian law, a majority of the Board of Directors must be residents of Canada. Each director of the Company holds office until the next annual meeting of shareholders or until his successor has been elected and qualified. The executive officers of the Company are appointed by the Board of Directors of the Company and serve at the discretion of the Board of Directors.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Summary Compensation Table

     The following table provides a summary of compensation earned during the fiscal year ended December 31, 1998 by the Executive Officers of the Company.(1)

                                                                     Other
                                      Annual Compensation            Annual                          All Other
                                      -------------------           Compen-           Options         Compen-
   Name And Principal Position        Salary           Bonus         sation           Granted          Sation
   ---------------------------        ------           -----         ------           -------          ------
                                     (Cdn.$)           (Cdn $)      (Cdn $)             (#)           (Cdn $)

  Paul Godin....................      178,300            Nil         12,000/(2)/       50,000          Nil
     Chairman & CEO

  Jeffrey Lymburner.............      170,500            Nil           Nil            100,000         Nil
     President

  T. Christopher Bulger.........      132,000          100,000       12,000/(2)/      125,000          Nil
     Executive Vice-President

  Paul Hart.....................       46,875            Nil          4,500/(2)/      100,000          Nil
     Chief Financial Officer

  Brent Bowes...................       80,800           Nil           6,000/(2)/       50,000          Nil
     Vice-President, Corporate
     Controller

  Robert W.A. Joynt............       154,300            8,500        6,000/(2)/       35,000         21,000/(3)/
     Vice-President

  James I. Moskos................     102,200             Nil         4,500/(2)/      100,000          Nil
     Vice-President,  Technology

----------
(1) For the purposes of disclosure of Compensation of Directors and Executive Officers in Item 11, "Executive Officer" means the Chairman, President, Chief Executive Officer, Chief Financial Officer,
     Vice-President, and any other officer of the Corporation or person who performed a policy making function and whose total compensation earned during the fiscal year was greater than Cdn $100,000.

(2)  Received on account of car reimbursement expenses and other expenses.

(3)  Net proceeds on the exercise of stock options.

     During 1998, the Company did not provide any pension, retirement or similar benefits to its directors and officers.


     Each of Paul Godin and Jeffrey Lymburner has entered into a non-competition and salary protection agreement with the Company dated February 21, 1997, which provides, among other things, that he (i) will not compete with the Company for a period of 12 months, which may be extended by the Company to 24 months, following the termination of his employment with the Company, in consideration of which the Company will pay his full annual salary during such period; and
(ii) if his employment with the Company is terminated other than by reason of death, disability or cause (as such terms are defined in such agreements), the Company will continue to pay his full annual salary for 12 months (or 24 months if the Company exercises its option to extend the non-competition restrictions for 24 months) following the date of termination.

Stock Option Plan

     The Company has adopted a Stock Option Plan pursuant to which it grants options to purchase Common Shares. The purpose of the Stock Option Plan is to afford directors, executive officers and key employees of the

Company and its subsidiaries (such persons, collectively, "Insiders") who are responsible for the continued growth of the Company an opportunity to acquire an ownership interest in the Company, and thus create in such persons an increased interest in, and a greater concern for, the welfare of the Company and its subsidiaries.

     The Stock Option Plan is administered by the Board of Directors. The Board of Directors determines those individuals who will receive options, the time period during which the options may be partially or fully exercised and the number of Common Shares that may be purchased under each option. Options may be granted for a term not to exceed ten years. The Board of Directors may determine the exercise price of options granted under the Stock Option Plan, provided that the options may not have an exercise price of an amount less than the closing market price of the Common Shares on the trading day prior to date of the grant.

     There are 2,100,000 Common Shares available for option grants under the plan. The granting of options under the Stock Option Plan is subject to the following conditions: (i) not more than 10% of the number of Common Shares issued and outstanding from time to time (the "Outstanding Issue") may be reserved for the granting of options to Insiders within a one-year period; and
(ii) not more than 5% of the Outstanding Issue may be issued to any one Insider in a one-year period. Options granted unde the Stock Option Plan are not transferable. Except under certain circumstances such as death, disability or retirement and unless otherwise specified by the Board of Directors, options granted under the Stock Option Plan become null and void upon the termination of an option holder's employment with the Company. Subject to certain limits, the Board of Directors may amend the Stock Option Plan.

Options Granted to Executive Officers During Fiscal Year Ended December 31, 1998

         The following table sets forth the stock options granted to the Executive Officers pursuant to the Stock Option Plan during the fiscal year ended December 31, 1998.

                                                                               Market Value
                                                                               Per Share of
                                              % of Total                        Securities
                                               Options                          Underlying
                            Securities        Granted to    Exercise Price    Options on the
                            Underlying        Executives       Per Share      Date of Grant    Expiration
         Name            Options Granted    in Fiscal Year      (Cdn $)          (Cdn $)         Date
----------------------   ---------------    --------------  ---------------  ----------------  ----------

Paul Godin...........       50,000            5.5%              1.40              1.40           6/30/00

Jeffrey Lymburner....       50,000            5.5%              2.35              2.35            2/2/00
                            50,000            5.5%              1.40              1.40           6/30/00

T. Christopher Bulger       75,000            8.2%              2.35              2.35            2/2/00
                            50,000            5.5%              1.40              1.40           6/30/00

Brent Bowes..........       25,000            2.7%              2.35              2.35            2/2/00
                            25,000            2.7%              1.40              1.40           6/30/00

Robert W. A. Joynt...       10,000            1.1%              1.40              1.40           6/30/00
                            25,000            2.7%              2.35              2.35            2/2/00

James I. Moskos......       50,000            5.5%              2.35              2.35            2/2/00
                            50,000            5.5%              1.40              1.40           6/30/00

Options Exercised By Executive Officers During Fiscal Year Ended December 31,
1998

  The following table sets forth certain information regarding stock options exercised by the Executive Officers during the fiscal year ended December 31, 1998.

                                                                      Number of            Value of
                            Number of                                Unexercised          Unexercised
                           Securities                            Options at 12/31/98     in-the-Money
                            Acquired              Value             Exercisable/           Options at
        Name               on Exercise           Realized           Unexercisable           12/31/98
---------------------   ------------------  ------------------   -------------------        --------
                                                 (Cdn$)                                      (Cdn$)
Paul Godin...............     NIL                  NIL               150,000/NIL             348,000

Jeffrey Lymburner........     NIL                  NIL               175,000/NIL             352,250

T. Christopher Bulger....     NIL                  NIL               300,000/NIL             621,000

Brent Bowes..............     NIL                  NIL               35,000/15,000            87,250

Robert W. A. Joynt.......     15,000               21,000            42,500/5,000             86,067

James I. Moskos..........     NIL                  NIL               125,000/25,000          305,500

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     As of April 1, 1999, options and warrants to purchase 2,026,796 Common Shares were outstanding as follows:

Issued Under Stock Option Plan

Optionee                    Number of  Shares        Date of Grant        Exercise Price  Expiry Date
--------                    -----------------        -------------        -------------   -----------
Executive Officers                10,000             September 2, 1997    1.00            August 31, 1999
(7 persons)                      200,000             September 2, 1997    1.25            August 31, 1999
                                 210,000             February 3, 1998     2.35            February 2, 2000
                                 225,000             June 23, 1998        1.40            June 30, 2000
                                 100,000             October 22, 1998     1.00            November 17, 2002
                                 265,000             January 25, 1999     5.05            January 24, 2002

Directors who are not             50,000             September 2, 1997    1.25            August 31, 1999
Executive Officers                65,000             June 23, 1998        1.40            June 30, 2000
(3 persons)                       25,000             January 25, 1999     5.05            January 24, 2002

Other                             50,000             September 2, 1997    1.00            August 31, 1999
(27 persons)                      92,800             February 3, 1998     2.35            February 2, 2000
                                  60,000             June 23, 1998        1.40            June 30, 2000
                                  30,500             January 25, 1999     5.05            January 24, 2002
                               ---------
Total                          1,383,300
                               =========

Issued Under Other Securities Exemptions

Optionee                    Number of  Shares        Date of Grant        Exercise Price  Expiry Date
--------                    -----------------        -------------        -------------   -----------
Other                           60,000               September 2, 1997       1.00          August 31, 1999
                               250,000               November 11, 1998       1.16          November 10, 2001
                               100,000               July 29, 1998           1.40          (1)
                               233,476               January 28, 1999        1.75          (2)
                             ---------
  Total                        643,496
                             =========

------------------

(1) This Common Share purchase warrant held by Rogers Media is exercisable until 5:00p.m. (Toronto time) on the date which is the earlier of: (i) the 10th business day following the date on which the Company delivers a notice to the holder of such common share warrant confirming it has filed a registration statement or preliminary prospectus for an initial public offering of shares of the Company in the United States for proceeds of at least Cdn$7,000,000; and (ii) July 31, 1999.

(2) These Common Share purchase warrants, which are the unexercised portion of the 1,428,746 Common Share purchase warrants issued upon exercise of Special Warrants sold in the Company's November 1998 private placement, are exercisable until 5:00 p.m. (Toronto time) on the date which is the earlier of (i) ten (10) business days following the date upon which the Company delivers a notice to all holders of share purchase warrants confirming that it has filed a preliminary prospectus or registration statement in connection with a public offering in the United States of America of at least Cdn$7,000,000, and (ii) December 31, 1999.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Paul Godin and Jeffrey Lymburner, the founders and promoters of the Company, sold all of their shares of Internet Liquidators Inc. to Avonlee Capital Corporation (a predecessor of the Company) for consideration equal to Cdn$0.80 per share payable in previously unissued shares of Avonlee Capital Corporation. This transaction was completed on May 28, 1996 pursuant to a share exchange agreement dated May 15, 1996. The value of the consideration received by Messrs. Godin and Lymburner was based upon an independent valuation of Internet Liquidators Inc. as of March 31, 1996, prepared by SLF Valuation Services Inc.

     The Company and AOL have entered into marketing and related agreements. AOL purchased 1.0 million Common Shares. The Company has granted to AOL certain registration rights with respect to such Common Shares. Fred Singer, senior vice president of AOL Studios, a division of AOL, is a director of the Company. Mr. Singer was appointed as a director of the Company pursuant to a shareholders agreement between AOL and the Company that had, among other things, granted AOL the right to nominate representatives to the Company's Board of Directors. The shareholders agreement was terminated in February 1998, but Mr. Singer remains a director of the Company. See "Business--Marketing."

     The Company and Toronto Star have entered into the Torstar Agreement and related agreements. Toronto Star purchased 1.5 million Common Shares. Rocco Rossi, an officer of Toronto Star, was a director of the Company from February 1997 through November 1998. Mr. Rossi was appointed as a director of the Company pursuant to a shareholders agreement between Toronto Star and the Company that had, among other things, granted the Toronto Star the right to nominate representatives to the Company's Board of Directors. The shareholders agreement was terminated in February 1998.

     The Company and Rogers Media entered into the E-Commerce and Promotion Services Agreement on July 29, 1998. Rogers Media purchased 1.5 million Common Shares and warrants to purchase 100,000 Common Shares at Cdn$1.40 per Common Share. Michael Abramsky, an officer of Rogers Media, is a director of the Company. Mr. Abramsky was appointed as a director of the Company pursuant to the E-Commerce and Promotion Services Agreement. See "Options to Purchase Securities from Registrant and Subsidiaries."

     During 1996, 1997 and 1998, the Company paid to HDL aggregate fiscal agent fees of Cdn$178,000, Cdn$161,280 and Cdn$96,000, respectively, in connection with investment banking services provided by HDL to the Company. T. Christopher Bulger, a Director, Executive Vice President and Assistant Secretary of the Company, is a principal and officer of HDL. HDL owns options to purchase 200,000 Common Shares. The Company believes that the fees paid to HDL where comparable to fees that the Company would have been charged for similar services by an unaffiliated fiscal agent in an arms length transaction.

     David Pamenter, a director of the Company, is a partner in the Toronto law firm of Gowling, Strathy & Henderson, which provided legal services to the Company during 1996, 1997 and 1998 and continues to provide legal services to the Company. The Company believes that the legal fees paid to Gowling, Strathy & Henderson were comparable to fees that the Company would have been charged for similar services by an unaffiliated law firm.

                                    PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED


     The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares ("Preference Shares"), issuable in series. As of March 23, 1999, 48,125,396 Common Shares and no Preference Shares were issued and outstanding. The issued and outstanding Common Shares are fully paid and non-assessable.

     Holders of Common Shares are entitled to one vote per share in the election of directors and on all other matters on which shareholders are entitled or permitted to vote. Cumulative voting in the election of directors is not permitted. Holders of Common Shares have no redemption, conversion, preemptive or other subscription rights. The holders of the Common Shares are entitled to receive, on a pro-rata basis, such dividends as may be declared by the Board of Directors of the Company out of funds legally available for such payments. In the event of the liquidation, dissolution or winding-up of the Company, the holders of Common Shares will be entitled, subject to the rights of any holder of Preferred Shares, to share, on a pro rata basis, in all of the assets of the Company remaining after payment of all the Company's liabilities.

     Under the Company's Articles of Amalgamation, the Board of Directors is authorized, subject to certain limitations prescribed by law, to issue an unlimited number of Preference Shares without shareholder approval in one or more series and to fix the designations, rights, privileges and restrictions thereof, including the dividend rate, conversion or exchange rights and redemption price of any such series. The Company's Articles of Amalgamation currently provide that all series of such Preference Shares are entitled to share ratably in the assets of the Company in the event of liquidation, dissolution, or the winding up of the affairs of the Company.

     The Company has not issued any Preference Shares to date. Any Preference Shares issued in the future could have conversion rights which may result in the issuance of additional Common Shares which could dilute the interests of the holders of Common Shares. Such shares could also have voting rights and liquidation preferences which are senior to the rights and preferences of the Common Shares. Additionally, such shares could have dividend rates and redemption or other provisions which could adversely affect the Company's ability to pay dividends on the Common Shares or prohibit payment of such dividends. Such shares could also be issued, under certain circumstances, in an attempt to prevent a takeover of the Company, and such issuance could adversely impact holders of Common Shares who might vote in favor of a proposed merger, tender offer or similar transaction. The Company has no current plans to issue any Preference Shares.

     The Company's transfer agent and registrar for the Common Shares and warrant agent for the Company's warrants is CIBC Mellon Trust Company, 320 Bay Street, Toronto, Ontario, M5H 4A6, Canada.

                                   PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

         Not Applicable.

ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         Not applicable.

                                    PART IV

ITEM 17 - FINANCIAL STATEMENTS

         Attached.  See Item 19(a).

ITEM 18 - FINANCIAL STATEMENTS

         Not applicable.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

(a) CONSOLIDATED FINANCIAL STATEMENTS FILED AS PART OF THIS REGISTRATION STATEMENT.

         Auditors' Report for the periods ended December 31, 1998 and 1997.....................................  F-1

         Consolidated Balance Sheets as at December 31, 1998 and 1997 (audited)................................  F-2

         Consolidated Statements of Operations for the periods ended December 31, 1998, 1997 and 1996 (audited)  F-3

         Consolidated Statements of Deficit for the periods ended December 31, 1998, 1997 and 1996 (audited)...  F-4

         Consolidated Statements of Cash Flows for the periods ended December 31, 1998, 1997 and 1996 (audited)  F-5

         Notes to Financial Statements for the periods ended December 31, 1998, 1997 and 1996 (audited)........  F-6

(b)      EXHIBITS FILED AS PART OF THIS REGISTRATION STATEMENT.


          **1.1    Articles of Incorporation of the Company.

          **1.2    By-laws of the Company.

         **3.1     Subscription Agreement dated February 12, 1997, between the
                   Company and Toronto Star. (This Agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the SEC.)

         **3.2 E-Commerce Services Agreement dated as of February 12, 1997 between The Company and Toronto Star and Clarification letter dated July 22, 1998. (This Agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the SEC.)


         **3.3 Intellectual Property Rights and Non-Competition Agreement dated February 12, 1997 between the Company and the Toronto
                   Star.

         **3.4     Subscription Agreement dated February 18, 1997, between the
                   Company and AOL. (This Agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the SEC.)


         **3.5 Intellectual Property Rights and Non-Competition Agreement dated February 21, 1997 between the Company and AOL.

         **3.6 Interactive Marketing Agreement dated as of November 1, 1997 between the Company and AOL (replacing the Auction Services
                   Agreement dated February 21, 1997, between the Company and
                   AOL). (This Agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the SEC.)


         **3.7 Form of Subscription Agreement dated October 3, 1997 between the Company and each of the Investors in the October 3, 1997 private placement.

         **3.8     Special Warrant Indenture dated October 3, 1997 between the
                   Company and CIBC Mellon Trust Company.

         **3.9 Share Purchase Warrant Indenture dated October 3, 1997 between the Company and CIBC Mellon Trust Company.

         **3.10    Underwriting Agreement dated October 3, 1997 between the
                   Company, Yorkton Securities Inc. and First Marathon
                   Securities Limited.

         **3.11 Form of Subscription Agreement dated August 4, 1998 between the Company and each of the Investors in the August 4, 1998 private placement

         **3.12    Special Warrant Indenture dated August 4, 1998 among the
                   Company, certain Selling Shareholders and CIBC Mellon Trust
                   Company.

         **3.13 Share Purchase Warrant Indenture dated August 4, 1998 among the Company, certain Selling Shareholders and CIBC Mellon
                   Trust Company.

         **3.14    Underwriting Agreement dated August 4, 1998 between the
                   Company and Yorkton Securities Inc.

         **3.15    Subscription Agreement dated July 29, 1998 between the
                   Company and Rogers Media.

         **3.16    E-Commerce and Promotional Services Agreement between the
                   Company and Rogers Media dated as of July 29, 1998. (This
                   Agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the SEC.)

         **3.17 Form of Subscription Agreement dated November 30, 1998 among the Company and the Investors in the November 30, 1998 private placement.

         **3.18    Underwriting Agreement dated November 30, 1998 between the
                   Company and Yorkton Securities Inc.

          **3.19   Special Warrant Indenture dated November 30, 1998 among the
                   Company, certain Selling Shareholders and CIBC Mellon Trust
                   Company.

          **3.20 Share Purchase Warrant Indenture dated November 30, 1998 among the Company, certain Selling Shareholders and CIBC
                   Mellon Trust Company.

          **3.21   License Agreement between the Company and American
                   Interactive Media Inc. (This Agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the SEC.)

          **3.22   Distribution Agreement between the Company and Micra
                   SoundCards. (This Agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the SEC.)

          **3.23   Stock Purchase Agreement between the Company and American
                   Interactive Media Inc. (This Agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the SEC.)

          **3.24 Termination Agreement dated as of March 16, 1999 between the Company and AOL (terminating the Interactive Marketing
                   Agreement dated as of November 1, 1997 between the Company and AOL).

          **3.25 Advertising Insertion Order dated as of March 16, 1999 between the Company and AOL (replacing the Interactive
                   Marketing Agreement dated as of November 1, 1997 between the Company and AOL). (This Agreement is filed in redacted form as it is subject to a request for confidentiality submitted to the SEC.)

          **3.26 Salary Protection Letter, dated February 21, 1997, between the Company and Paul Godin.

          **3.27 Salary Protection Letter, dated February 12, 1997, between the Company and Jeffrey Lymburner.

          **3.28 Salary Protection Letter, dated February 12, 1997, between the Company and Paul Godin.

-----------------

 ** Previously filed.

Auditors' Report


To the Directors of
Bid.Com International Inc.
(formerly known as Internet Liquidators International Inc.)


We have audited the consolidated balance sheets of Bid.Com International Inc. as at December 31, 1998 and 1997 and the consolidated statements of operations, deficit and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in accordance with generally accepted accounting principles.



DELOITTE & TOUCHE LLP



Chartered Accountants


Toronto, Ontario
March 3, 1999

BID.COM INTERNATIONAL INC.
(formerly Internet Liquidators International Inc.)
Consolidated Balance Sheets
(expressed in thousands of Canadian Dollars)
----------------------------------------------------------------------

                                                                              December 31,
                                                           --------------------------------------------------
                                                                1998               1998              1997
                                                           --------------  --------------------  ------------
                                                                               Convenience
                                                                            translation into
                                                                            U.S. $ (Note 14)
ASSETS

CURRENT
 Cash                                                           $  9,792              $  6,369       $ 1,019
 Marketable securities                                             6,806                 4,427         1,158
 Accounts receivable                                               1,102                   717           166
 Special warrants receivable (Note 5)                              2,311                 1,503         2,189
 Inventory                                                           169                   110           201
 Deposits and prepaid expenses                                       174                   113         1,678
----------------------------------------------------------------------------------------------------------------
                                                                  20,354                13,239         6,411
----------------------------------------------------------------------------------------------------------------

CAPITAL ASSETS - AT COST                                           1,049                   682           698
 Less accumulated depreciation                                       404                   262           223
----------------------------------------------------------------------------------------------------------------
                                                                     645                   420           475
----------------------------------------------------------------------------------------------------------------

TRADEMARKS AND   INTELLECTUAL PROPERTY                                48                    31             -
----------------------------------------------------------------------------------------------------------------
                                                                $ 21,047              $ 13,690       $ 6,886
================================================================================================================

LIABILITIES

CURRENT
 Accounts payable                                               $  2,155              $  1,402       $ 1,216
 Accrued liabilities                                                 133                    87           107
 Deferred revenue                                                    137                    89             -
----------------------------------------------------------------------------------------------------------------
                                                                   2,425                 1,578         1,323
----------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

 Share capital (Note 4)                                           37,217                24,206         6,140
 Special warrants (Note 5)                                         9,083                 5,908         8,394
 Deficit                                                         (27,678)              (18,002)       (8,971)
----------------------------------------------------------------------------------------------------------------
                                                                  18,622                12,112         5,563
----------------------------------------------------------------------------------------------------------------
                                                                $ 21,047              $ 13,690       $ 6,886
================================================================================================================

BID.COM INTERNATIONAL INC.
Consolidated Statements of Operations
(expressed in thousands of Canadian Dollars)
-------------------------------------------------------------------------

                                                                           December 31,
                                                -------------------------------------------------------------------
                                                     1998               1998               1997           1996
                                                --------------  ---------------------  -------------  -------------
                                                                    Convenience
                                                                  translation into
                                                                  U.S. $ (Note 14)

Revenue                                              $ 20,089               $ 13,066        $ 2,671        $    51
--------------------------------------------------------------------------------------------------------------------------

Direct expenses                                        19,361                 12,593          2,916             12
Advertising and promotion (Note 10)                    12,594                  8,191          2,521            403
General and administrative                              5,734                  3,729          3,157          1,453
Software development and expense                          889                    578            661            194
Depreciation and amortization                             201                    131            122            100
Interest expense                                           17                     11             19              -
--------------------------------------------------------------------------------------------------------------------------
                                                       38,796                 25,233          9,396          2,162
--------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                                $(18,707)              $(12,167)       $(6,725)       $(2,111)
==========================================================================================================================

LOSS PER SHARE                                         $(0.79)                $(0.51)        $(0.55)        $(0.21)
==========================================================================================================================

BID.COM INTERNATIONAL INC.
Consolidated Statements of Deficit
(expressed in thousands of Canadian Dollars)
-------------------------------------------------------------------------

                                                                      Year ended December 31,
                                                -------------------------------------------------------------------
                                                     1998               1998               1997           1996
                                                --------------  ---------------------  -------------  -------------
                                                                    Convenience
                                                                  translation into
                                                                  U.S. $ (Note 14)

DEFICIT, BEGINNING OF YEAR                           $ (8,971)              $ (5,835)       $(2,246)       $  (135)

NET LOSS FOR THE YEAR                                 (18,707)               (12,167)        (6,725)        (2,111)
--------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                 $(27,678)              $(18,002)       $(8,971)       $(2,246)
==========================================================================================================================

BID.COM INTERNATIONAL INC.
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian Dollars)
------------------------------------------------------------------------

                                                                                   December 31,
                                                               ---------------------------------------------------
                                                     1998               1998              1997           1996
                                                --------------  --------------------  -------------  -------------
                                                                    Convenience
                                                                  translation into
                                                                  U.S. $ (Note 14)

NET INFLOW (OUTFLOW)
  OF CASH RELATED TO THE
  FOLLOWING ACTIVITIES

OPERATING
 Net loss for the year                               $(18,707)             $(12,167)       $(6,725)       $(2,111)
 Item not affecting cash
   Depreciation and amortization                          201                   131            122            100
-----------------------------------------------------------------------------------------------------------------------
                                                      (18,506)              (12,036)        (6,603)        (2,011)

 Changes in non-cash operating working
   capital items (Note 9)                               1,702                 1,107         (1,085)           381
-----------------------------------------------------------------------------------------------------------------------
                                                      (16,804)              (10,929)        (7,688)        (1,630)
-----------------------------------------------------------------------------------------------------------------------

INVESTING
 Purchase of capital assets                              (351)                 (228)          (247)          (396)
 Acquisition of net assets of  subsidiary                   -                     -              -            (27)
 Purchase of trademarks and
   intellectual property                                  (68)                  (44)             -              -
 Marketable securities                                 (5,648)               (3,674)        (1,158)             -
-----------------------------------------------------------------------------------------------------------------------
                                                       (6,067)               (3,946)        (1,405)          (423)
-----------------------------------------------------------------------------------------------------------------------

FINANCING
 Issuance of common shares (Note 4)                    22,683                14,753          4,103          1,786
 Issuance of special warrants
   (net of expenses) (Note 5)                           9,083                 5,908          8,394              -
 Special warrants receivable                             (122)                  (80)        (2,189)             -
 Loan payable                                               -                     -           (258)           258
-----------------------------------------------------------------------------------------------------------------------
                                                       31,644                20,581         10,050          2,044
-----------------------------------------------------------------------------------------------------------------------

NET CASH INFLOW (OUTFLOW)
 DURING THE YEAR                                        8,773                 5,706            957             (9)

CASH, BEGINNING OF YEAR                                 1,019                   663             62             71
-----------------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                    $  9,792              $  6,369        $ 1,019        $    62
=======================================================================================================================

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian Dollars)
-------------------------------------------------------------------------------

1. DESCRIPTION OF BUSINESS

   Bid.Com International Inc. ("Bid.Com") is a sales and marketing company striving to become the pre-eminent online auction house and a leading E-tailer. The Company operates business-to-consumer online auctions at its BID.COM Web site and at other URLs. The Company recently completed the development of a business-to-business auction service and intends to operate business-to-business auctions in selected vertical industry sectors and to conduct liquidation auctions for bankruptcy trustees and other liquidators. The Company also seeks to license its proprietary online auction technology to support private brand online auctions and interactive auctions in a variety of other communications media.

   The business of the Company was commenced by Internet Liquidators Inc., an Ontario corporation, in September 1995. In May 1996, Internet Liquidators USA Inc., a wholly owned subsidiary of Internet Liquidators Inc. was incorporated under the laws of Florida. In January 1997, the Company was formed, as an Ontario corporation, by amalgamation of Internet Liquidators Inc. and Internet Liquidators International Inc. In May 1998, Bid.Com USA Inc and Lapis Group USA Inc., were incorporated as wholly owned subsidiaries. In June 1998, the Company changed its name from Internet Liquidators International Inc. to Bid.Com International Inc. The accompanying consolidated financial statements are issued under the name of "BID.COM International Inc." (formerly "Internet Liquidators International Inc.") but are considered a continuation of the financial statements of Internet Liquidators Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

   Basis of presentation

   The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which are substantially the same as generally accepted accounting principles in the United States (see Note 12).

   Principals of consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company transactions have been eliminated.

   Inventory

   The Company's operating policy is not to purchase inventory for resale but to ship direct from suppliers. Inventory on the balance sheets reflects sales returns in transit which are valued at the lower of cost and net realizable value and at the option of the Company are held for resale or returned to suppliers for credit.






   Advertising

   The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of communicating advertising in the period in which the advertising space or airtime is used. Internet advertising expenses are recognized based on specifics of the individual agreements, but generally using the greater of (i) the ratio of the number of impressions delivered over the total number of impressions and (ii) the straight-line basis over the term of the contract. This policy complies with the Requirements of Statement of Position No. 93-7, "Reporting on Advertising Costs" issued by the American Institute of Certified Public Accountants.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian Dollars)
-------------------------------------------------------------------------------


2. SIGNIFICANT ACCOUNTING POLICIES (continued)

   Capital assets and depreciation

   Capital assets are carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

                      Equipment                              20% per year
                      Furniture and fixtures                 20% per year
                      Computer hardware                      30% per year
                      Leasehold improvements                 3 years

   Trademarks and intellectual property

   Trademarks and intellectual property are recorded at cost and amortized on a straight-line basis over two years.

   Software development costs

   The costs of acquired software and internally developed software are expensed as incurred.

   Translation of foreign currencies

   The accompanying consolidated financial statements are prepared in Canadian dollars. All foreign denominated transactions are translated using the temporal method whereby monetary assets and liabilities are translated at the rates in effect on the balance sheet date, non-monetary items at historical rates and revenues and expenses at the average monthly rate. Gains or losses from exchange translations are included in the statements of loss.

   Loss per share

   The basic loss per share calculation is based on the weighted average number of shares outstanding during the period. No fully diluted calculation is included as it would reduce the loss per share.

   Revenue recognition

   Revenue from product sales, commissions, shipping and handling are recognized when the goods are shipped to customers.

   Use of significant accounting estimates.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.


   Stock based compensation


   Under Canadian generally accepted accounting principles, stock based compensation is not recorded in the accounts of the Company. Stock based compensation under United States GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, under both Canadian and US GAAP no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, the net proceeds are credited to shareholders' equity. The impact of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock Based Compensation," is disclosed in the notes to these financial statements under Reconciliation of United States GAAP.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian Dollars)
-------------------------------------------------------------------------------


3. INCOME TAXES

   The Company's non-capital loss carryforwards as at December 31, 1998, the benefit of which has not been recognized in the financial statements, expire as follows:

                      2001            $   135,000
                      2002            $ 2,100,000
                      2003            $ 6,700,000
                      2004            $18,700,000

4. SHARE CAPITAL

   a)  Authorized

       Unlimited number of common shares
       Unlimited number of preference share -
         issuable in series

   b)  Common shares

                                                                       December 31,
                                              --------------------------------------------------------------
                                                           1998                            1997
                                              ------------------------------  ------------------------------
                                                  Common                          Common
                                                  Shares          Amount          Shares          Amount
                                              --------------  --------------  --------------  --------------
                                                                      (in thousands)
   Opening balance                                    14,188         $ 6,140           9,598          $2,037

   Issued for:
    Cash                                              16,375          21,068           1,577           1,531
    Exercise of options                                  615             681             263             318
    Exercise of warrants                               5,989           9,328           1,750           1,254
    Other                                                  -               -           1,000           1,000
   -------------------------------------------------------------------------------------------------------------
   Closing balance                                    37,167         $37,217          14,188          $6,140
   =============================================================================================================

   c)  Stock options

       The Company has a stock option plan which provides for the issuance to employees of incentive stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The aggregate purchase price for options outstanding at December 31,1998 was approximately $2.2 million. The Stock Option Committee reserves the right to attach vesting periods to stock options granted. Certain of the stock options outstanding at the end of 1998 have vesting periods attached which range from six months to thirty-two months. The options expire between 1999 and 2002.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian Dollars)
-------------------------------------------------------------------------------


4. SHARE CAPITAL  (continued)

   c)  Stock options  (continued)

       A summary of changes in the stock option plan for the two years ended December 31, 1998 is as follows:

                                                     Number of Options                  Average Price
                                              --------------------------------  ------------------------------
                                                   1998             1997             1998            1997
                                              ---------------  ---------------  --------------  --------------
                                                      (in thousands)
    Options outstanding,
     beginning of year                                   651              424            $1.15           $1.19
    Options granted                                      916              450             1.76            1.15
    Options exercised                                   (115)            (218)            0.98            1.06
    Options cancelled                                    (11)              (5)            2.35            1.25
   --------------------------------------------------------------------------------------------------------------
    Options outstanding,
     end of year                                       1,441              651            $1.55           $1.15
   ==============================================================================================================
    Options exercisable,
     end of year                                       1,251              501            $1.60           $1.20
   ==============================================================================================================
    Shares reserved for
     issuance under
     stock option plan                                   326              632
   ==============================================================================================================

       The Company also has stock options outstanding to third parties. The aggregate purchase price for third party stock options outstanding at December 31, 1998 was approximately $530,000. The options expire between 1999 and 2001.

       A summary of changes in the stock options to third parties for the two years ended December 31, 1998 is as follows:

                                                     Number of Options                  Average Price
                                              --------------------------------  ------------------------------
                                                   1998             1997             1998            1997
                                              ---------------  ---------------  --------------  --------------
                                                      (in thousands)
    Options outstanding,
     beginning of year                                   640              475            $1.14           $1.25
    Options granted                                      350              210             1.06            0.90
    Options exercised                                   (500)             (45)            1.14            1.25
   --------------------------------------------------------------------------------------------------------------
    Options outstanding,
     end of year                                         490              640            $1.08           $1.14
   ==============================================================================================================
    Options exercisable,
     end of year                                         490              640            $1.08           $1.14
   ==============================================================================================================

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian Dollars)
-------------------------------------------------------------------------------

4. SHARE CAPITAL  (continued)

   d)  Compensation and share purchase warrants

       The Company has issued warrants to investors under private placement equity issues during 1996,1997 and 1998. A summary of changes in the warrants to investors for the two years ended December 31,1998 is as follows

                                                            1998                              1997
                                              --------------------------------  --------------------------------
                                                 Warrants          Amounts         Warrants          Amounts
                                              ---------------  ---------------  ---------------  ---------------
                                                                        (in thousands)
    Opening balance                                    4,301          $ 6,802            1,750          $ 1,400

    Granted                                            7,797           12,829            4,301            6,802

    Exercised                                         (5,989)          (9,393)          (1,750)          (1,400)
    ---------------------------------------------------------------------------------------------------------------
    Closing balance                                    6,109          $10,238            4,301          $ 6,802
    ===============================================================================================================

       A further 43,000 share purchase warrants exercisable at $1.65 and 152,875 share purchase warrants exercisable at $1.75 are subject to issuance upon the exercise of outstanding compensation warrants and are not included in the above table.

5. SPECIAL WARRANTS

   On November 30, 1998 the Company closed a private placement of $10,001,222 in equity for net proceeds of $6,863,460 with the remaining $2,311,098 of net proceeds held in trust pending the filing of a final prospectus. The Company issued 5,714,984 special warrants, each special warrant being exercisable to acquire one unit (subject to adjustment in certain circumstances) for no additional consideration, at a price of $1.75 per special warrant. Each unit consisted of one common share of the Company and one quarter of one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.75 per common share up to December 31, 1999.

   The Company also issued 611,498 compensation warrants. Each compensation warrant entitles the underwriter to purchase one unit, consisting of one common share and one quarter of one common share purchase warrant at a price of $1.75 per unit up to December 31, 1999.

   On January 21, 1999, the final prospectus was filed resulting in the conversion of 5,714,984 special warrants into 5,714,984 common shares and the issue of 1,428,746 common share purchase warrants.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian Dollars)
-------------------------------------------------------------------------------


6. FINANCIAL INSTRUMENTS

   Foreign exchange risk

   The Company transacts substantially all of its product sales and purchases in United States dollars and a significant portion of operating expenditures are in United States dollars. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

   Interest rate risk

   The Company has limited exposure to any fluctuation in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

   Credit risk

   Credit risk arises from the potential that a customer will fail to meet its obligations. The collection risk is minimized because the majority of sales are settled before shipping by pre-authorized credit card payments through a significant financial institution. In addition, the diverse customer base minimizes any concentration of credit risk.

   Fair value

   Fair value of assets and liabilities approximate amounts at which they could be exchanged between knowledgeable and unrelated persons. The amounts recorded in the financial statements approximate fair value.

7. COMMITMENTS AND CONTINGENCIES

   (a) As a condition of the agreement with a financial institution to settle sales transactions through pre-authorized credit card payments, the Company must maintain a cash reserve account based on a percentage of sales for the preceding six months. At December 31, 1998, the Company was required to maintain $1,500,000 in this reserve account (December 31, 1997 - $300,000). This arrangement was renegotiated by the Company at a reduced percentage of sales for 1999 and a corresponding reduced reserve account balance.

   (b)  Minimum lease payments during the next five years are as follows:

                                        1999                  $211,200
                                        2000                   192,300
                                        2001                   155,000

   (c) The Company is committed under an Interactive Marketing Agreement with AOL to expend $1,250,000 U.S. per quarter for advertising and promotion with AOL to November 1, 1999. In February 1999 the AOL Interactive Marketing Agreement was re-negotiated, resulting in a one-time payment of $1,250,000 U.S. and an insertion order of $1,750,000 U.S. These amounts are being amortized over the life of the agreement beginning February 1, 1999 and expiring March 31, 2000.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian Dollars)
-------------------------------------------------------------------------------


8. UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

   The year 2000 Issue arises because many computerized systems use two digits rather than four to identity a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure, which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or third parties, will be fully resolved.

9. CHANGE IN NON-CASH OPERATING WORKING CAPITAL

                                                                   Years ended December 31,
                                               ----------------------------------------------------------------
                                                   1998               1998               1997          1996
                                               -------------  --------------------  --------------  -----------
                                                                  Convenience
                                                               translation into
                                                               U.S. $ (Note 14)
                                                                           (in thousands)

    Accounts receivable                              $ (936)               $ (609)        $  (117)        $  19
    Inventory                                            32                    21            (200)            -
    Deposits and prepaid expenses                     1,504                   978          (1,668)            1
    Accounts payable                                    939                   611             819           361
    Accrued liabilities                                  26                    17              81             -
    Deferred revenue                                    137                    89               -             -
   --------------------------------------------------------------------------------------------------------------------
                                                     $1,702                $1,107         $(1,085)        $ 381
   ====================================================================================================================

10. OPERATIONS

   In June 1997, the Company, as part of its marketing program in conjunction with America Online Inc. ("AOL"), introduced special promotional pricing in order to stimulate new bidder registrations and first time sales. This initiative contributed to annual sales growth in 1997 of over 5,100% and 1998 of 652%. This special promotional pricing cost the Company approximately $3,520,000 in 1998 ($698,000 in 1997) and has been included in advertising and promotion.

   In November 1997, the Company entered into an interactive marketing agreement with AOL. Under the terms of the agreement the Company will be provided with a specific number of advertising impressions featuring it as the preferred provider of business-to-consumer auction services on AOL's service. In consideration for the impressions, the Company has committed to pay $10.0 million U.S. over the two-year term of the agreement. Of the $10.0 million U.S. total commitment, $5.0 million U.S. was paid during the first year of the contract. In February 1999, the agreement with AOL was re-negotiated, thereby significantly reducing the contractual advertising spent with AOL for 1999 in comparison to AOL advertising expenditures in 1998. The renegotiation also extended the term of the original agreement.

   In March 1998 the Company launched its new consumer brand "BID.COM".

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian Dollars)
-------------------------------------------------------------------------------


11. SUBSEQUENT EVENTS

    (a) Issue of Shares and Share Purchase Warrants

        The Company filed a final prospectus on January 21, 1999 in connection with the special warrants issued on November 30, 1998 and received the remaining $2,311,098 of the special warrants receivable. Upon the exercise of the special warrants on January 21, 1999, the Company issued 5,714,984 common shares and 1,428,746 common share purchase warrants. The Company also issued compensation warrants to the underwriter entitling the underwriter to acquire up to 611,498 units at a price of $1.75 per unit up to December 31, 1999. Each unit consists of one common share and one-quarter of one share purchase warrant. In exercising the compensation options, the underwriter may, at its option, elect to receive a number of common shares based on a formula dependent upon the market value of the common shares as of the day preceding the election (see Note 5).

    (b) Stock Option Plan

        The Stock Option Committee of the Board of Directors approved the issue of 328,000 options to directors and employees on January 22, 1999 exercisable at $5.05 per share until January 21, 2002.

    (c) Nasdaq listing application and filing of Form 20 F with Securities and Exchange Commission

        On February 16, 1999 the Company filed a listing application with the Nasdaq SmallCap Market ("Nasdaq") as part of the process to qualify for trading on Nasdaq. Concurrently, the Company filed a Registration Statement on Form 20-F with the Securities and Exchange Commission ("SEC") in order to register its shares for trading on Nasdaq. The Nasdaq and SEC review process is expected to last approximately 45 to 60 days

    (d) Exercise of options

        During the period from January 1, 1999 to March 3, 1999, the Company issued 390,000 common shares upon the exercise of options at prices ranging from $0.80 to $2.35 per share for aggregate consideration of $514,250 and canceled 2,500 stock options at $2.35 per common share subsequent to termination of employment of an employee.

    (e) Exercise of compensation warrants

        During the period from January 1, 1999 to March 3, 1999, the Company issued 86,000 common shares upon the exercise of 86,000 compensation warrants at $1.40 per share and issued 43,000 share purchase warrants exercisable at $1.75 per share. The Company also issued 300,000 common shares upon the exercise of 300,000 compensation warrants at $1.75 per share and issued 75,000 share purchase warrants exercisable at $1.75 per share.

    (f) Exercise of share purchase warrants

        During the period from January 1, 1999 to March 3, 1999, the Company issued 1,846,312 common shares upon the exercise of 1,846,312 share purchase warrants at $1.65 per share and issued 521,250 common shares upon the exercise of 521,250 share purchase warrants at $1.75 per share.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian Dollars)
-------------------------------------------------------------------------------


12. RECONCILIATION OF UNITED STATES GAAP


    As discussed in Note 2, the Company's accounting for its stock-based awards to employees using the intrinsic value method is in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations.


    SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.


    The Company's calculations for employee grants were made using the Cox Rubinstein Binomial Model with the following weighted average assumptions:

                                                                        Years ended December 31
                                                          -------------------------------------------------
                                                               1998             1997             1996
                                                          ---------------  ---------------  ---------------
     Dividend yield                                              -               -                 -
     Risk free interest rate                                    4.80%           4.90%             3.68%
     Expected term, in years                                    1.18            1.40              2.02


     If the computed minimum values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

                                                                        Years ended December 31
                                                          -------------------------------------------------
                                                               1998             1997             1996
                                                          ---------------  ---------------  ---------------
     Loss attributable to common shareholders (in thousands)
       As reported                                              $(18,707)         $(6,725)         $(2,111)
       Pro forma                                                $(19,941)         $(8,134)         $(2,281)

     Basic and diluted net loss per share:
       As reported                                              $   (.79)         $  (.55)         $  (.21)
       Pro forma                                                $   (.84)         $  (.66)         $  (.23)


     Impact of new accounting pronouncements


     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. This pronouncement identifies the characteristics of internal use of software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of this pronouncement to have a material impact upon its financial statements.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
(expressed in Canadian Dollars)
-------------------------------------------------------------------------------

13. RECLASSIFICATION OF PRIOR YEARS

    Certain prior year amounts have been reclassified to conform to the current year's basis of presentation.

14. CONVENIENCE TRANSLATION

    The financial statements as at December 31, 1998 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar at December 31, 1998 as published by the Federal Reserve Bank of New York (U.S. $1.000 = Cdn. $1.5375). The translation was made solely for the convenience of readers in the United States. The translated U.S. dollar figures should not be construed as a representation that the Canadian currency amounts actually represent or could be converted into U.S.
    dollars.

                                  SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BID.COM INTERNATIONAL INC.



                                            By:   /s/ Paul Godin
                                                  ---------------------------
                                                  Name:  Paul Godin
                                                  Title: Chief Executive Officer



Dated:   April 7, 1999